



07025889

July 27, 2007



SEC MAIL PROCESSING
RECEIVED
AUG - 6 2007
WASH. D.C.
161
SECTION

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

SUPPL

Gentlemen:

Michelin

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- Press Release dated March 13, 2007.
- International Offering Memorandum. The information included in this Offering was also published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on March 14, 2007, March 19, 2007, and March 21, 2007.
- English translation of French text published in the BALO on June 4, 2007.

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

PROCESSED
AUG 1 4 2007
THOMSON
FINANCIAL

Mark I. Williams
Vice President, Secretary
and General Counsel

dw 8/10

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

NOT FOR DISTRIBUTION IN THE UNITED STATES. AUSTRALIA. CANADA OR JAPAN
PRESS RELEASE PUBLISHED PURSUANT TO REGULATIONS OF THE FRENCH AUTORITÉ DES MARCHÉS FINANCIERS

This announcement is not an offer of securities in the United States or any jurisdiction other than France. The Bonds (and the Shares into which they may be converted or exchanged) may not be offered or sold in the United States unless they are registered or exempt from registration under the U.S. Securities Act of 1933, as amended. Michelin does not intend to register any portion of the proposed offering in the United States or to conduct an offering of securities in the United States.


SEC MAIL PROCESSING
RECEIVED
AUG - 6 2007
WASH, D.C.
161
SECTION


MICHELIN
A better way forward

Press release

Michelin launches an offering of bonds convertible into and/or exchangeable for new or existing shares (OCEANEs)

Paris, March 13th, 2007 – Compagnie Générale des Établissements Michelin ("Michelin") is launching today an offering (the "Offering") of zero-coupon bonds due January 1st, 2017 (the "Bonds") convertible into and/or exchangeable for new or existing shares (the "Shares") of Michelin. The Offering size will be approximately EUR 610 million and may be increased up to a maximum of EUR 700 million in the event that the over-allotment option granted to the Joint Lead-Managers and Joint Bookrunners is exercised in full (by March 19th at the latest).

This Bond issue aims at taking advantage of favourable market conditions in order to diversify Michelin's sources of funding, to lengthen the average maturity of its indebtedness and to improve its financial structure, together with the potential strengthening of its shareholders' equity in the event the Bonds are converted into new Shares. The proceeds will be used for Michelin's general corporate purposes.

The nominal value of the Bonds will correspond to an issue premium of between 35% and 40% over Michelin's reference share price[1].

The conversion ratio of the Bonds will be of one new or existing Michelin share per Bond, subject to further potential adjustment.

The Bonds will bear no interest (zero-coupon Bonds) and will be redeemed on January 1st, 2017 (unless redeemed early) at a redemption price corresponding to a yield-to-maturity comprised between RR – 1.10% and RR - 0.60%, "RR" being the 10-year euro swap rate (mid range) as it will appear on Bloomberg EUSA10 Index page at closing on March 15th, 2007.

[1] The reference share price will be the volume-weighted average price (VWAP) of Michelin's shares quoted on the Eurolist market of Euronext Paris from the opening of trading on March 16th, 2007 until 12:00 noon, Paris time, on the same day.

The Bonds will be offered:

- In France:
  - Shareholders will be entitled to subscribe in priority during a period of three trading days (délai de priorité), from March 13th, 2007 to March 15th, 2007 inclusive, for a maximum amount in euros corresponding to their respective share in Michelin's capital applied to the maximum issue size, i.e. €700 million.
  - During the same period, the Bonds will be offered by way of a public offer.
- Outside of France:
  - The Bonds will be offered by way of a private placement to institutional investors on March 13th, 2007 in accordance with locally applicable rules, excluding the United States, Canada, Australia and Japan where no placement will take place.

The final terms of the Bonds will be set on March 16th, 2007.

Settlement and delivery of the Bonds are scheduled to take place on March 21st, 2007.

This Offering is managed by BNP PARIBAS and CALYON acting as Joint Lead-Managers and Joint Bookrunners.

*

* *

This press release does not constitute an offer to subscribe and the Bond offer does not constitute a public offering (*appel public à l'épargne*) in any jurisdiction other than France.

About Michelin

Michelin, operating in more than 170 countries, is one of the leading international tire producers. With more than 115,000 employees worldwide and 69 production sites located in 19 countries, Michelin is a global player, acting in all segments of tire markets. The Michelin group has developed a worldwide, profitable, enduring and focused growth strategy, based on technological and innovative advances, quality and performance of products and services displayed by leading brands and whose benefits are well identified by clients.

A prospectus drafted in French and comprised of (i) a reference document (document de référence) which was filed with the Autorité des marchés financiers (AMF) on March 2nd, 2007 under the number D.07-0133 and (ii) a note d'opération (including the summary of the prospectus) which has received the visa n°07-082 on March 12th, 2007 is available free of charge at the registered offices of Michelin and of the Joint Lead-Managers and Joint Boookrunners. It is also available on the websites of Michelin (www.michelin.com) and of the AMF (www.amf-france.org).

Michelin draws the public's attention to the risk factors relating to Michelin and the Bonds which are described in the prospectus.

Contacts:

Press

Mrs Fabienne de Brébisson	Tel: +33 (0) 1 45 66 10 72 Tel: + 33 (0) 6 08 86 18 15 fabienne.de-brebisson@fr.michelin.com

Investor Relations

Mr Christophe Mazel	Tel: +33 (0) 1 45 66 10 04 Tel: +33 (0) 4 73 32 24 53 christophe.mazel@fr.michelin.com
Mr Jacques-Philippe Hollaender	Tel: +33 (0) 4 73 32 18 02 Tel: +33 (0) 6 87 74 29 27 jacques-philippe.hollaender@fr.michelin.com

Principal terms and conditions of the Bonds convertible into and/or exchangeable for new or existing shares (OCEANE) (the "Bonds")

Issuer	Compagnie Générale des Établissements Michelin ("**Michelin**" or the "**Company**")
Share Capital	€287,304,636, divided into 143,652,318 ordinary shares
Field of activity	3000: "Consumer goods" 3357: "Tyres"
Listing Codes	FR0000121261 – ML – Michelin
	Main characteristics of the Offering
Issue size Gross Proceeds	Approximately €610 million which may be increased to a maximum of €700 million (if the over-allotment option is exercised in full)
Net Proceeds	Approximately €604 million which may be increased to approximately €693 million (if the over-allotment option is exercised in full)
Number of Bonds to be issued	The number of Bonds to be issued (before and after exercise in full of the over-allotment option) will be equal to the issue size divided by the nominal value of the Bonds. For information purposes only, based on a share price of €76.8374 (volume-weighted average price of the Michelin shares recorded on the Eurolist of Euronext Paris from the opening of trading on March 12, 2007 until 12:00 noon (Paris time)), the number of Bonds to be issued will be between 5,670,726 and 5,880,651 and may be increased to between 6,507,390 and 6,748,288 (if the over-allotment option is exercised in full).
Priority subscription period French Public Offering Institutional placement	Shareholders will be entitled to subscribe in priority during a period of three trading days, from March 13, 2007 to March 15, 2007 inclusive, for a maximum amount in euros corresponding to their respective share in Michelin's capital applied to the maximum issue size, *i.e.* €700 million. During the same period, the Bonds will be offered to the public in France. The Bonds will be offered by way of a placement to institutional investors, on March 13, 2007.
Intention of the principal shareholders	No shareholder has indicated its intention to subscribe for Bonds.
Nominal value of each Bond	The nominal value of the Bonds will result in an issue premium of between 35% and 40% compared to the volume-weighted average price of the Michelin shares recorded on the Eurolist of Euronext Paris from the opening of trading on March, 16, 2007 until 12:00 noon (Paris time).
Issue Price	At par.
Issue Date, Settlement Date, Date as to which the Bonds carry full rights	Scheduled for March 21, 2007 (the "**Issue Date**").
Annual gross yield to	Between (RR-1.10%) and (RR-0.60%) (in the absence of early

maturity of the Bonds	redemption), "RR" meaning the euro 10-year swap rate (mid-range) as it appears on Bloomberg EUSA10 Index page at closing on March 15, 2007.
Determination of the final terms and conditions of the Bonds	The final terms and conditions of the Bonds will result from a bookbuilding process derived from the comparison between the number of securities offered and the orders made by institutional investors.
Rating of the Bonds	Moody's (Baa3)/Standard & Poor's (BBB-)
Listing of the Bonds	Scheduled for March 21, 2007 under ISIN Code FR0010449264 on the Eurolist of Euronext Paris.
Clearing	Euroclear France, Euroclear Bank S.A./N.V. and/or Clearstream Banking Luxembourg.
Lead Managers and Bookrunners	BNP PARIBAS and CALYON.
Underwriting	This Offering will be underwritten by BNP PARIBAS and CALYON, as to all the Bonds comprising the initial placement. The underwriting agreement will be signed on the day of the determination of the final terms and conditions of the Bonds, *i.e.* expected to be on March 16, 2007. The underwriting agreement may be terminated until the completion of the settlement and delivery of the Bonds, *i.e.* expected to be on March 21, 2007, in particular in the case of certain major events (such as war, state of emergency, catastrophe, crisis, financial or economic event) making it impossible to complete or seriously compromising the Offering.
Indicative Timetable of the Offering	
March 12, 2007	*Visa* of the AMF in respect of the prospectus for the Bonds
March 13, 2007	Publication by the Company of a press release detailing the indicative terms of the Bonds Opening of the bookbuilding for the placement of the Bonds to institutional investors Opening of the shareholders' priority subscription period Opening of the French Public Offering End of the bookbuilding for the placement of the Bonds to institutional investors
March 15, 2007	End of the shareholders' priority subscription period End of the French Public Offering
March 16, 2007	Determination of the final terms of the Bonds Publication by the Company of a press release detailing the final terms of the Bonds Allotments
March 19, 2007	End of the over-allotment option exercise period
March 21, 2007	Settlement and delivery of the Bonds Admission of the Bonds to trading on the Eurolist of Euronext Paris
Main characteristics of the Bonds	
Status of the Bonds	The Bonds and the remuneration thereof constitute direct, general, unconditional, unsubordinated and unsecured obligations of the Company.

	and rank *pari passu* and without any preference amongst themselves and (subject to exceptions imposed by French law) equally and rateably with all other unsecured and unsubordinated debts and guarantees, present and future, of the Company.
Negative Pledge	Yes-in respect solely of security interests granted to holders of other bonds.
Nominal rate – Interest	No periodic interest relating to Bonds will be paid.
Term of the Bonds	9 years and 286 days.
Redemption at maturity	Redemption in full on January 1, 2017 at the accreted value, *i.e.* at a price such as the yield to maturity for an initial subscriber be equal to the yield to maturity of the Bonds, *i.e.* a rate ranging between (RR-1.10%) and (RR-0.60%) (as such term is defined under "Annual gross yield to maturity of the Bonds" above).
Early redemption by repurchases or public offers	At the option of the Company, without limitation of price or quantity.
Early redemption at the option of the Company	The Company may, at its sole option and at any time from March 21, 2011 and until the maturity date of the Bonds, upon at least 30 calendar days' notice, redeem all outstanding Bonds if the product of the arithmetic mean of the opening price for the Company shares on the Eurolist of Euronext Paris (calculated for a period of 20 consecutive trading days during the 40 trading days immediately preceding the date of publication by the Company of the redemption notice) and the applicable Conversion/Exchange Ratio exceeds 130% of the Early Redemption Price. The "Early Redemption Price" is the redemption price which results for an initial subscriber, as at the date of effective redemption, in a yield to maturity identical to the one he would have obtained in the event of redemption at maturity, *i.e.* between (RR-1.10% and RR-0.60%) per annum (as such term is defined under "Annual gross yield to maturity of the Bonds" above).
Early redemption of the Bonds upon an event of default	The representative of the *Masse* of the Bondholders, upon a decision of the Bondholders' general meeting, may require that all Bonds be redeemed at the Early Redemption Price on the occurrence of certain events (default of payment, failure to comply with existing obligations, cross-default, acceleration of another financial debt, commencement of bankruptcy proceedings, non listing of the Bonds on a regulated market).
Early redemption at the option of the Bondholders	In case of a change of control of the Company, any Bondholder may require that all or part of its Bonds be redeemed at the Early Redemption Price.
Conversion and/or exchange of the Bonds for shares	At any time from March 21, 2007, and until the seventh business day preceding the Maturity Date (or, if applicable, the Early Redemption Date), the Bondholders will be entitled to request their Bonds to be redeemed for Michelin shares at a ratio of ONE Michelin share for ONE Bond (the "**Conversion/Exchange Ratio**") (subject to adjustments in case of certain financial transactions made by the Company). The Company may at its option deliver new or existing shares or a combination thereof.

Listing of shares issued or delivered upon conversion and/or exchange of Bonds and date as to which they carry full rights	- New shares issued upon conversion of the Bonds will entitle their holder to dividends in respect of the financial year during which the request for conversion of the Bonds was made. They will be subject to periodic applications for admission to trading on compartment A of the Eurolist of Euronext Paris ("**Euronext Paris**"), according to the date as of which they carry full rights, either directly on the same line as the existing shares, or initially, on a secondary quotation line until their complete assimilation with the existing shares. - The existing shares delivered upon exchange of the Bonds will entitle their holder to dividends paid after their delivery date and will be immediately admitted to trading.
Applicable law	French law

The placement of the Bonds is lead-managed by:

BNP PARIBAS **CALYON**

Joint Lead-Managers and Joint Bookrunners

No communication and no information in respect of the offering by Michelin of bonds convertible into and/or exchangeable for new or existing shares (the "Bonds") may be distributed to the public in any jurisdiction where a registration or approval is required. No steps have been or will be taken in any jurisdiction outside France where such steps would be required. The offering or subscription of the Bonds may be subject to specific legal or regulatory restrictions in certain jurisdictions. Michelin takes no responsibility for any violation of any such restrictions by any person.

This announcement does not, and shall not, in any circumstances constitute a public offering ("appel public à l'épargne") nor an invitation to the public in connection with any offering in any jurisdiction other than France.

This announcement is an advertisement and not a prospectus within the meaning of Directive 2003/71/EC of the European Parliament ant the Council of November 4th, 2003 (as implemented in each member State of the European Economic Area (the "Member States"), the ("Prospectus Directive").

With respect to each member State other than France which has implemented the Prospectus Directive, no action has been undertaken or will be undertaken to make an offer to the public of the Bonds requiring a publication of a prospectus in any relevant member State. As a result, the Bonds may only be offered in relevant member States:
- to legal entities which are authorised or licensed to operate in the financial markets and to legal entities whose corporate purpose is solely to place securities;
- to any legal entity which has two or more of the following criteria: (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than € 43 million; and (3) an annual net turnover of more than € 50 million, as shown in its last annual or consolidated accounts;
- in any other circumstances, not requiring Michelin to publish a prospectus as provided under article 3(2) of the Prospectus Directive.

This press release is directed only at persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments ("investment professionals") within the meaning of Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) (the "Order") or (iii) are "high net worth entities" or all other persons to whom this document can be legally communicated falling within Article 49(2) (a) to (d) of the Order (hereafter "Qualified Person"). The Bonds will only be made available to Qualified Persons and any solicitation, offer or any agreement relating to the subscription, or the purchase of the Bonds will only be realized to the attention of or with Qualified Persons. Any person who is not a Qualified Person should not rely on this document or any of its contents.

The offer has not been registered with the Commissione Nazionale per le Società e la Borsa ("CONSOB") pursuant to the Italian securities legislation and, accordingly, the Bonds have not been and will not be offered in a solicitation to the public at large ("sollecitazione all'investimento").. Therefore, (i) the Bonds may only be offered, transferred or delivered within the territory of the Italian Republic and (ii) copies of this announcement or any other document relating to the offering may only be distributed or made available in the Italian Republic (a) to qualified investors (operatori qualificati) as defined in Article 31.2° of CONSOB regulation n° 11522 of July 1st, 1998, as amended ("Regulation n° 11522") or (b) in circumstances where an exemption from the rules governing solicitations to the public at large applies, pursuant to Article 100 of Legislative Decree n° 58 of February 24th, 1998, (the "Financial Services Act"), and Article 33, first paragraph, of CONSOB Regulation n° 11971 of May 14th, 1999, . In addition, any offer of the Bonds or distribution of any other document relating to the offering must take place (a) via a provider of investment services, a bank or an intermediary licensed to carry out such activities in Italy, in compliance with the legislative decrees n° 58 of February 24th, 1998 and n° 385 of September 1st, 1993 (the "Banking Law") and Regulation n° 11522, and (b) in conformity with all applicable Italian regulations and all other conditions or limitations that may be imposed by Italian authorities concerning securities, tax matters and exchange controls. The Bonds have not been and will not be offered, sold or distributed by a network of retail banks, on the primary or secondary market, to an Italian resident.

This press release does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. The securities mentioned herein have not been, and will not be, registered under the United States Securities Act of 1933, as amended (the "Securities Act"). They may not be offered or sold in the United States, except pursuant to an exemption from the registration requirements of the Securities Act. Michelin has no intention of registering all or part of the offer in the United States or making a public offering in the United States.

Stabilisation activities, if any, will be conducted in accordance with applicable laws and regulations.

The distribution of this press release in certain countries may constitute a breach of applicable law. The information contained in this document does not constitute an offer of securities for sale in the United States, Canada, Japan or Australia.

This press release cannot be published or distributed in the United States, Canada, Japan or Australia.

* * * * *

IMPORTANT NOTICE

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the attached international offering memorandum (the "**International Offering Memorandum**"), whether received by e-mail, accessed from an Internet page or otherwise received as a result of electronic communication and you are therefore advised to read this disclaimer page carefully before reading, accessing or making any other use of the attached International Offering Memorandum. In accessing the attached International Offering Memorandum, you agree to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from us as a result of such access.

You acknowledge that this electronic transmission and the delivery of the attached International Offering Memorandum is confidential and intended for you only and you agree you will not forward, reproduce or publish this electronic transmission or the attached International Offering Memorandum to any other person.

IF YOU ARE NOT THE INTENDED RECIPIENT OF THIS MESSAGE, PLEASE DO NOT DISTRIBUTE OR COPY THE INFORMATION CONTAINED IN THIS E-MAIL, BUT INSTEAD DELETE AND DESTROY ALL COPIES OF THIS E-MAIL.

This International Offering Memorandum has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of transmission and consequently neither any of BNP PARIBAS and CALYON, nor any person who controls any of them, or any director, officer, employee or agent of any of them, nor any affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the International Offering Memorandum distributed to you in electronic format and the hard copy version available to you on request from BNP PARIBAS and CALYON.

You are responsible for protecting against viruses and other destructive items. Your receipt of this electronic transmission is at your own risk and it is your responsibility to take precautions to ensure that it is free from viruses and other items of a destructive nature.

Confirmation of Your Representation: In order to be eligible to view this International Offering Memorandum, you must not be located in the United States (within the meaning of Regulation S under the U.S. Securities Act of 1933, as amended (the "Securities Act")). You have been sent the attached International Offering Memorandum on the basis that you have confirmed to BNP PARIBAS and CALYON, being the sender or senders of the attached International Offering Memorandum, that the electronic mail (or e-mail) address to which it has been delivered is not located in the United States of America, its territories and possessions, any state of the United States and the District of Columbia ("possessions" includes Puerto Rico, the US Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands) and, in any case, you consent to delivery by electronic transmission.

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, persons (i) who have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the "Order") and (ii) persons falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as "relevant persons").

NOTHING IN THIS ELECTRONIC TRANSMISSION CONSTITUTES AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY, NOR SHALL THERE BE ANY SALE OF SECURITIES, IN ANY JURISDICTION WHERE SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL.

No registration statement relating to these securities has been filed with the U.S. Securities and Exchange Commission. Nothing in this electronic transmission constitutes an offer of securities for sale in the United States. Any securities to be issued will not be registered under the Securities Act and may not be offered or sold in the United States unless registered under the Securities Act, or pursuant to an exemption from such registration.

You are reminded that the attached International Offering Memorandum has been delivered to you on the basis that you are a person into whose possession this International Offering Memorandum may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not nor are you authorized to deliver this International Offering Memorandum to any other person.

International Offering Memorandum

COMPAGNIE GÉNÉRALE DES ÉTABLISSEMENTS MICHELIN

(incorporated in the Republic of France as a société en commandite par actions)


MICHELIN
A better way forward

International offering of bonds convertible and/or exchangeable for new or existing shares of Compagnie Générale des Établissements Michelin ("Michelin" or the "Company")

The Michelin senior zero-coupon bonds due January 1, 2017 convertible and/or exchangeable for new or existing shares of the Company (the "Bonds") are being offered by way of an offering to institutional investors outside of the United States (including qualified investors in France) and a public offering in France only.

The terms and conditions of the Bonds and certain information in relation to the Company are set out in this translation into English of the French language *Note d'opération*. This document should be read in conjunction with the translation into English of the Michelin *Document de référence*.

THIS DOCUMENT CONTAINS AN ENGLISH TRANSLATION NON-CERTIFIED, NON-BINDING FOR INFORMATION PURPOSES ONLY OF THE TERMS AND CONDITIONS OF THE BONDS; IN THE EVENT OF ANY AMBIGUITY OR CONFLICT BETWEEN CORRESPONDING STATEMENTS OR OTHER ITEMS CONTAINED IN THIS TRANSLATION, THE RELEVANT STATEMENTS OR ITEMS OF THE FRENCH VERSION OF SUCH TERMS AND CONDITIONS SHALL PREVAIL. NONE OF MICHELIN NOR THE LEAD MANAGERS AND BOOKRUNNERS ASSUME ANY LIABILITY WITH RESPECT TO THIS NON-CERTIFIED TRANSLATION.

Application has been made to list the Bonds on the Eurolist market of Euronext Paris with effect from March 21, 2007. The existing shares of the Company are listed, and the new shares of Michelin will be listed on the Eurolist market of Euronext Paris.

See "Risk Factors" beginning on page 150 of the English translation of the Document de référence and on page 13 of the English translation of the Note d'opération. You should consider these factors in connection with an investment in the Bonds.

The Bonds have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act") or under any securities laws of any state of the United States of America. The Bonds are only being offered in transactions that are exempt from the registration requirements of the Securities Act in reliance on Regulation S under the Securities Act outside the United States and under other applicable exemptions. See "Transfer and Selling Restrictions" for additional information about eligible offerees and transfer restrictions.

This International Offering Memorandum has not been submitted to the clearance procedures of the French *Autorité des marchés financiers* and may not be used in connection with any offer to the public to purchase Bonds in France.

The information in this International Offering Memorandum is preliminary and will be supplemented by the Company's pricing press release announcing the final price and the redemption price per Bond offered hereby, and the number of Bonds to be sold in the offering.

Lead Managers and Bookrunners

BNP PARIBAS **CALYON**

This International Offering Memorandum is dated March 12, 2007

NOTICE TO INVESTORS

This International Offering Memorandum is confidential and is being furnished in connection with a private placement to institutional investors solely for the purpose of enabling a prospective investor to consider whether to acquire Bonds as described herein. Any reproduction or distribution of this International Offering Memorandum, in whole or in part, and any disclosure of its contents or use of any information herein for any purpose other than considering an investment in the Bonds is prohibited. Each person, by accepting delivery of this International Offering Memorandum, agrees to the foregoing.

The distribution of this International Offering Memorandum and the acquisition of Bonds in certain jurisdictions may be restricted by law. Persons into whose possession this International Offering Memorandum comes must inform themselves about and observe any such restrictions. For a description of certain restrictions on the acquisition of the Bonds, see "Transfer and Selling Restrictions." This International Offering Memorandum does not constitute an offer of, or an invitation to purchase, any Bonds in any jurisdiction in which such offer or invitation would be unlawful.

The information in this International Offering Memorandum is preliminary and will be supplemented by the Company's pricing press release announcing the final price and the redemption price per Bond offered hereby, and the number of Bonds to be sold in the offering. This International Offering Memorandum has been prepared by the Company on the basis that any purchaser of the Bonds is a person or entity having such knowledge and experience of financial matters as to be capable of evaluating the merits and risks of such purchase. Before making any investment decision with respect to the Bonds, prospective investors should consult their own counsel, accountants or other advisers and carefully review and consider such an investment decision in light of the foregoing.

In making an investment decision, prospective investors must rely (and will be deemed to have solely relied) on their own examination of the Company and the terms of this offering, including the merits and risks involved. Prospective investors should not treat the contents of this International Offering Memorandum as advice relating to legal, taxation or investment matters and are advised to consult their own professional advisers concerning the acquisition, holding or disposal of the Bonds. No person is authorized to give any information or to make any representation not contained in this International Offering Memorandum in connection with any offering of Bonds and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Lead Managers or any other person. Neither the delivery of this International Offering Memorandum nor any acquisition made in connection with this offering shall, at any time and under any circumstances, create any implication that there has been no change in the affairs of the Company or its subsidiaries since the date hereof or that the information contained in this International Offering Memorandum is correct as of any time subsequent to the date of this International Offering Memorandum or that there has been no change in the Company's financial condition or affairs since the date of this International Offering Memorandum.

TABLE OF CONTENTS

Annex A The Offering Memorandum (*Note d'opération*) dated March 12, 2007

Annex B The English translation of the Company's reference document ("*Document de référence*") dated March 2, 2007, excluding the sections set forth in the table below (the "Excluded Sections"):

Page(s) in the *Document de Référence*	Relevant Paragraph
Page 199	Entire section: Person accountable for the reference document
Page 200	Cross reference table
Page 201	Section relating to the AMF

Investors should not make an investment decision based on any information contained in the Excluded Sections. Any references in this International Offering Memorandum to the *Document de référence*, shall be deemed to exclude reference to the Excluded Sections.

Any statement made in an incorporated document shall be deemed to be modified or superseded for the purposes of this International Offering Memorandum to the extent that a statement contained in this International Offering Memorandum modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed, except as modified or superseded, to constitute part of this International Offering Memorandum.

This International Offering Memorandum contains a free translation of the terms and conditions of the Bonds. In the event of any ambiguity or conflict between corresponding statements or other items contained in this translation and the original French version, the relevant statements or items of the French version shall prevail. Neither the Company nor the Lead Managers assume any liability with respect to the free translation of the terms and conditions of the Bonds included in sections 4, 5 and 8 of the Offering Memorandum.

ANNEX A

Offering Memorandum (*Note d'opération*) dated March 12, 2007


MICHELIN
A better way forward

COMPAGNIE GÉNÉRALE DES ÉTABLISSEMENTS MICHELIN

A French partnership limited by shares (*société en commandite par actions)* with a share capital of €287,304,636
Registered Office: 12, cours Sablon – Clermont-Ferrand (Puy-de-Dôme) - France
Registered with the Clermont-Ferrand Registry of Companies and Commerce under number 855 200 887

OFFERING MEMORANDUM

Note d'opération

IN RELATION TO THE ISSUANCE AND ADMISSION TO THE EUROLIST OF EURONEXT PARIS OF BONDS CONVERTIBLE AND/OR EXCHANGEABLE FOR NEW OR EXISTING SHARES (*OBLIGATIONS À OPTION DE CONVERSION ET/OU D'ÉCHANGE EN ACTIONS NOUVELLES OU EXISTANTES*) WITH AN AGGREGATE PRINCIPAL AMOUNT OF APPROXIMATELY €610 MILLION, WHICH MAY BE INCREASED TO A MAXIMUM PRINCIPAL AMOUNT OF €700 MILLION,

The international offering memorandum (the "**International Offering Memorandum**") consists of:

- the English translation of the reference document (the "*Document de référence*") of Compagnie Générale des Établissements Michelin for the year ended December 31, 2006, dated March 2, 2007;
- the English translation of the consolidated financial statements for the years ended December 31, 2004 and 2005 and the reports of the independent auditors on such statements incorporated by reference herein; and
- the private placement memorandum including a summary (the " Offering Memorandum").

Incorporation by reference of the above-referenced documents means that we have disclosed important information to you by referring you to such documents. The information incorporated by reference is an important part of this International Offering Memorandum.

Copies of the English translation of such financial statements and reports are available in the respective annual reports on the website of Michelin (www.michelin.com).

Lead Managers and Bookrunners

BNP PARIBAS **CALYON**

Institutional placement	The Bonds will be offered by way of a placement to institutional investors, on March 13, 2007.
Intention of the principal shareholders	No shareholder has indicated its intention to subscribe for Bonds.
Nominal value of each Bond	The nominal value of the Bonds will result in an issue premium of between 35% and 40% compared to the volume-weighted average price of the Michelin shares recorded on the Eurolist of Euronext Paris from the opening of trading on March, 16, 2007 until 12:00 noon (Paris time).
Issue Price	At par.
Issue Date, Settlement Date, Date as to which the Bonds carry full right	Scheduled for March 21, 2007 (the "**Issue Date**").
Annual gross yield to maturity of the Bonds	Between (RR-1.10%) and (RR-0.60%) (in the absence of early redemption), "RR" meaning the euro 10-year swap rate (mid-range) as it appears on Bloomberg EUSA10 Index page at closing on March 15, 2007.
Determination of the final terms and conditions of the Bonds	The final terms and conditions of the Bonds will result from a bookbuilding process derived from the comparison between the number of securities offered and the orders made by institutional investors.
Rating of the Bonds	Moody's (Baa3)/Standard & Poor's (BBB-).
Listing of the Bonds	Scheduled for March 21, 2007 under ISIN Code FR0010449264 on the Eurolist of Euronext Paris.
Clearing	Euroclear France, Euroclear Bank S.A./N.V. and/or Clearstream Banking Luxembourg.
Lead Managers and Bookrunners	BNP PARIBAS and CALYON.
Underwriting	This Offering will be underwritten by BNP PARIBAS and CALYON, as to all the Bonds comprising the initial placement. The underwriting agreement will be signed on the day of the determination of the final terms and conditions of the Bonds, *i.e.* expected to be on March 16, 2007. The underwriting agreement may be terminated until the completion of the settlement and delivery of the Bonds, *i.e.* expected to be on March 21, 2007, in particular in the case of certain major events (such as war, state of emergency, catastrophe, crisis, financial or economic event) making it impossible to complete or seriously compromising the Offering.
Indicative Timetable of the Offering	
March 12, 2007	*Visa* of the AMF in respect of the prospectus for the Bonds

March 13, 2007	Publication by the Company of a press release detailing the indicative terms of the Bonds Opening of the bookbuilding for the placement of the Bonds to institutional investors Opening of the shareholders' priority subscription period Opening of the French Public Offering End of the bookbuilding for the placement of the Bonds to institutional investors
March 15, 2007	End of the shareholders' priority subscription period End of the French Public Offering
March 16, 2007	Determination of the final terms of the Bonds Publication by the Company of a press release detailing the final terms of the Bonds Allotments
March 19, 2007	End of the over-allotment option exercise period
March 21, 2007	Settlement and delivery of the Bonds Admission of the Bonds to trading on the Eurolist of Euronext Paris
Main characteristics of the Bonds	
Status of the Bonds	The Bonds and the remuneration thereof constitute direct, general, unconditional, unsubordinated and unsecured obligations of the Company, and rank *pari passu* and without any preference amongst themselves and (subject to exceptions imposed by French law) equally and rateably with all other unsecured and unsubordinated debts and guarantees, present and future, of the Company.
Negative Pledge	Yes-in respect solely of security interests granted to holders of other bonds.
Nominal rate – Interest	No periodic interest relating to Bonds will be paid.
Term of the Bonds	9 years and 286 days.
Redemption at maturity	Redemption in full on January 1, 2017 at the accreted value, *i.e.* at a price such as the yield to maturity for an initial subscriber be equal to the yield to maturity of the Bonds, *i.e.* a rate ranging between (RR-1.10%) and (RR-0.60%) (as such term is defined under "Annual gross yield to maturity of the Bonds" above).
Early redemption by repurchases or public offers	At the option of the Company, without limitation of price or quantity.
Early redemption at the option of the Company	The Company may, at its sole option and at any time from March 21, 2011 and until the maturity date of the Bonds, upon at least 30 calendar days' notice, redeem all outstanding Bonds if the product of the arithmetic mean of the opening price for the Company shares on the Eurolist of Euronext Paris (calculated for a period of 20 consecutive trading days during the 40 trading days immediately preceding the date of publication by the

B KEY INFORMATION RELATING TO SELECTED FINANCIAL DATA – PURPOSE OF THE OFFERING – RISKS FACTORS

Selected financial information

(Extract of the audited consolidated financial statements)

in €million (in accordance with IFRS international standards)	December 31, 2004	December 31, 2005	December 31, 2006
Sales	15,048	15,590	16,384
Operating income	1,239	1,574	1,118
Income before taxes	985	1,300	942
Net income	654	889	573
Total equity	3,647	4,527	4,688
Net debt	3,292	4,083	4,178
Cash and cash equivalents	1,655	611	680
Total balance sheet	16,074	16,881	16,874

Purpose of the Offering

The Bond issue aims at taking advantage of favourable market conditions in order for the Company to diversify its sources of funding, to lengthen the average maturity of its indebtedness and to improve its financial structure, together with the potential strengthening of its shareholders' equity. The proceeds of the Offering will be used for Michelin's general corporate purposes.

Summary of main risks factors relating to the issuer and the offered securities

Investors are invited to consider the following risk factors before taking any investment decisions:

Main risks relating to Michelin:

- Fire risks (in particular in respect to tires warehousing);
- Risks relating to competition (in particular due to the intensification of worldwide competition, particularly from Asian countries);
- Risks relating to the "*horizon 2010*" plan. This plan sets for the 4 coming years the Michelin group's strategy: to leverage ongoing innovation, accelerate the pace of development in the high-growth markets and achieve substantial competitive gains. The Michelin group's capacity to succeed with this strategy could be jeopardized by external factors having a negative impact on its business;
- Risks relating to raw materials (in particular the capacity to absorb their cost increases through sale price increases and the impossibility to acquire raw materials);
- Financial risks: liquidity risk, exchange risk (on transactions and conversion), risk on interest rate, risk on shares, counterpart risk, credit risk.

- Laurence Parisot;
- Pat Cox.

The Company's statutory auditors are:

- PricewaterhouseCoopers Audit;
- Corevise.

The Company's supplementary auditors are:

- Pierre Coll;
- Jacques Zaks.

E SHARE CAPITAL AND MAIN SHAREHOLDERS

Estimated split of share capital and voting rights as at December 31, 2006

Name	% of share capital	% of voting rights
Employees – Employee share ownership plan	1.97	2.26
Individual shareholders	12.5	18.25
French institutional investors	23.25	24.26
Non resident institutional investors[1]	62.28	55.23
Total	100.00	100.00

[1] *On July 5, 2006, Capital Research and Management Company declared having crossed the 10% shareholding threshold and holding 10.06% of the Company's share capital and 7.77% of the Company's voting rights.*

F DILUTION

Impact of the issue and the conversion of the Bonds into new shares on the shareholding of a shareholder holding 1 % of the Company's share capital prior to the issue *(calculation made on the basis of the number of shares comprising the share capital at December 31, 2006, a share price of €76.8374 (volume weighted average price of the Michelin shares recorded on the Eurolist of Euronext Paris from the opening of trading on March 12, 2007 until 12:00 noon (Paris time)) and an issue premium of 35%):*

	Shareholder's holding in %	
	Non diluted basis	Diluted basis [(1)]
Prior to the issue of the Bonds	1	0.983
After issue and conversion of 5,880,651 Bonds	0.961	0.945
After issue and conversion of 6,748,288 Bonds [(2)]	0.955	0.940

(1) Dilutive instruments are share subscription options granted by the Company which have not yet been exercised.
(2) In the event of exercise in full of the over-allotment option.

Impact of the issue and the conversion/and or exchange of the Bonds into new shares on the shareholders' equity group share for the holder of one Michelin share prior to the issue *(calculation made on the basis of the consolidated shareholders' equity at December 31, 2006, the number of shares comprising the share capital at December 31, 2006, a share price of €76.8374 (volume weighted average price of the Michelin shares recorded on the Eurolist of Euronext Paris from the opening of trading on March 12, 2007 until 12:00 noon (Paris time)) and an issue premium of 35%):*

	Shareholder's holding in %	
	Non diluted basis	Diluted basis [1]
Prior to the issue of the Bonds	32.56	32.76
After issue and conversion of 5,880,651 Bonds	35.36	35.50
After issue and conversion of 6,748,288 Bonds [2]	35.75	35.89

(1) Dilutive instruments are share subscription options granted by the Company which have not yet been exercised.
(2) In the event of exercise in full of the over-allotment option.

G ADDITIONAL INFORMATION

Publicly available documents

Documents relating to Michelin that must be made available to shareholders and to the public in France can be viewed at the registered office of the Company, which is located at 12, cours Sablon - Clermont-Ferrand (Puy-de-Dôme) and can be viewed on the Company's website: www.michelin.com/corporate ("Finance" section).

Availability of the prospectus

Copies of the *Document de référence* and of the Offering Memorandum *(note d'opération)* (including a summary of the prospectus) are available free of charge at the registered offices of Michelin and of the Lead Managers and Bookrunners.

They are also available on the websites of the AMF (www.amf-france.org) and of Michelin (www.michelin.com).

TABLE OF CONTENTS

1 PARTY ASSUMING RESPONSIBILITY FOR THE PROSPECTUS

1.1 Party responsible for the prospectus

Michel ROLLIER, Managing partner.

1.2 Party responsible for financial information and relations with investors

Christophe Mazel
46 avenue de Breteuil
75324 Paris Cedex 07 (France)

Phone number: +33 (0) 1 45 66 10 04 or +33 (0) 4 73 32 24 53
Fax: +33(0) 1 45 66 13 19 or +33(0) 4 73 32 27 16
Email: investor-relations@fr.michelin.com
Website: www.michelin.com

2 RISKS FACTORS THAT COULD HAVE AN EFFECT ON THE SECURITIES OFFERED

Prior to making an investment decision, potential investors are invited to consider carefully all the information in this prospectus. Investors should note that the list of risk factors below is not exhaustive and they are advised to undertake their own independent review of all the factors relative to an investment in the Bonds and to also carefully read all the information mentioned elsewhere in this prospectus.

2.1 Risks relating to the Company

The information incorporated in this section is included in chapter 5 of the *document de référence* which was filed with the AMF on March 2, 2007, under the number D.07-0133 (the "***Document de référence***").

2.2 Risks relating to the securities to be admitted to trading

2.2.1 Bonds are complex securities which may not necessarily be suitable for all categories of investors

Investors must have sufficient knowledge and experience of financial markets and sufficient knowledge of the Company to assess advantages and risks relating to the investment in the Bonds, as well as knowledge and access to analysis instruments in order to assess advantages and risks within their financial context. Bonds are not appropriate for investors who are not familiar with concepts such as redemption at maturity or early redemption at the option of the Bondholder or at the option of the Company, events of default, or other financial notions governing this kind of instruments such as the option in respect of conversion and/or exchange of the Bonds into or for new or existing shares of the Company. Investors must also possess sufficient financial resources to bear the risks of an investment in Bonds.

2.2.2 Potential changes in the terms and conditions of the Bonds

The Bondholders' general meeting may, with the Company's consent, modify the terms and conditions of the Bonds, subject to the attending or represented Bondholders having approved the changes at a majority of the two-thirds of the expressed votes. All Bondholders shall be bound by such approved modification.

Legislative changes could result in the amendment of the terms and conditions of the Bonds, which could affect their value.

The terms and conditions of the Bonds are based on applicable laws and regulations as at the date of this prospectus. No guarantee can be given as to the impact of future amendments of laws and regulations after the date of this prospectus.

2.2.3 Absence of market for the Bonds

Application has been made for the Bonds' admission to trading on the Eurolist of Euronext Paris. However, there is no guarantee as to whether a market will develop for the Bonds or whether their holders will be in a position to sell them on the secondary market. Should such a market develop, it is not excluded that the Bonds could be subject to a strong volatility. If an active market were not to develop, the Bonds' price and liquidity could be affected.

There is no obligation of creating a market for the Bonds.

2.2.4 The Bonds' market price will depend on several factors

The Bonds' market price will notably depend on the market price and the volatility of the Company's shares, on the level of interest rates found on the markets, on the Company's credit risk and on the evolution of its valuation by the market and on the level of dividends paid by the Company. Therefore, a decrease in the market price and/or the volatility of the Company's shares, an increase in interest rates or in credit risk, an increase in the dividends paid could have an adverse effect on the Bonds' market price.

2.2.5 Status of the Bonds

The status of the Bonds does not affect in any way the capacity of the Company for disposing of its assets or authorising any security over such assets under certain circumstances (see paragraph 4.1.5 "Status of the Bonds").

2.2.6 Withholding tax

Neither the redemption nor the remuneration relating to the Bonds currently give rise to the enforcement of the French withholding tax (see paragraph 4.1.14 "Withholding taxes on remuneration and other revenues with respect to the Bonds paid to non-French tax residents"). If such a tax were to be imposed, the Company would not be obliged to increase its payments in respect of the Bonds as a compensation.

2.2.7 The Bonds are subject to limited financial restrictions

The Company reserves the possibility to issue new financial instruments, including other bonds, which would be likely to represent significant amounts, to increase the indebtedness of the Company and to decrease the credit quality of the Company. The terms and conditions of the Bonds do not oblige the Company to preserve financial ratios or specific levels of equity, turnover, cash flows or cash assets and, consequently, they do not protect the Bondholders in the event of an unfavourable evolution of the financial position of the Company.

2.2.8 The Company's failure to redeem the Bonds

The Company may be unable to redeem the Bonds at the maturity date. The Company could also be compelled to redeem the Bonds if an event of default were to occur. If the Bondholders, upon an event of default, were to require from the Company the redemption of their Bonds, the Company cannot guarantee that it will be able to pay the whole required amount. The Company's capacity to redeem the Bonds will depend on its financial situation at the time of the redemption and may be limited by legislation, by the conditions of its indebtedness and also by the agreements concluded at that date and which shall replace, add or modify the existing or future debt of the Company. The Company's failure to redeem the Bonds may result in an event of default pursuant to the terms and conditions of another loan.

2.2.9 Currency risks and exchange rates control

Payments related to Bonds shall be made in euro. This could result in a currency risk should the Bondholder's financial activities be carried out mainly in currencies other than the euro. This includes the risk of significant interest-rates fluctuations (such as the euro's drop in value or the Bondholder's currency revaluation) and the risk of the relevant authorities setting or modifying exchange control policies. An increase in the Bondholder's currency value in respect of the euro, would reduce, as to the Bondholders' currency, the exchange value of payments (redemption premium, repayment) made in respect of the Bonds, the market value of the Bonds and therefore the Bonds' yield for its holder.

Governments and monetary authorities could set controls of exchange rates (as some of them did in the past) which could affect the applicable exchange rate. Therefore, investors could be entitled to a lower amount, in principal or in redemption premium, than the one originally set out, or no amount at all.

3 KEY INFORMATION

3.1 Interest of individuals and other entities participating in the issue

The Lead Managers and Bookrunners, BNP PARIBAS and CALYON, as well as some of their affiliates, have provided and may provide in the future various banking, investments, commercial or other services for the Company, its affiliates or shareholders within the context of which they received, or may receive, payment.

In addition, it is mentioned that Mr François Grappotte, member of the supervisory board of the Company, is also a member of the Board of directors of BNP PARIBAS.

3.2 Proceeds and purpose of the Offering

3.2.1 Proceeds of the Offering

The gross proceeds of the issue will equal approximately €610 million and may be increased to a maximum amount of €700 million if the over-allotment option is exercised in full.

The net proceeds of the issue after deduction of the fees due to the financial intermediaries and of the legal and administrative expenses will be approximately €604 million and may be increased to €693 million if the over-allotment option is exercised in full.

3.2.2 Purpose of the Offering

The Bond issue aims at taking advantage of favourable market conditions in order for the Company to diversify its sources of funding, to lengthen the average maturity of its indebtedness and to improve its financial structure, together with the potential strengthening of its shareholders' equity. The proceeds of the Offering will be used for Michelin's general corporate purposes.

4 DESCRIPTION OF THE SECURITIES TO BE OFFERED AND ADMITTED TO TRADING

4.1 Terms and conditions of the Bonds

4.1.1 Description of the Bonds for which application for admission to listing and trading has been made

The Bonds to be issued by the Company constitute securities providing access to share capital within the meaning of Articles L.228-91 *et seq.* of the French *Code de commerce.*

Listing and admission to trading on the Eurolist of Euronext Paris are expected to take place on March 21, 2007, under ISIN Code FR0010449264. No application has been made to list the Bonds on another market.

4.1.2 Governing law and jurisdiction

The Bonds will be governed by French law.

The courts having jurisdiction in the event of a dispute are those where the registered office of the Company is located when the Company is the defendant and, in other cases, are designated according to the nature of the dispute, unless provided otherwise by the French *Nouveau code de procédure civile.*

4.1.3 Form and book-entry recording of the Bonds

The Bonds will be in bearer form (*au porteur*).

According to Article L. 211-4 of the French *Code monétaire et financier*, the Bonds will compulsorily be recorded in accounts (*inscrites en compte*) held by an authorised financial intermediary (*intermédiaire financier habilité*) selected by the Bondholder.

The Bonds will be transferred by account transfer.

The Bonds will be accepted for clearance through the settlement-delivery system RELIT-SLAB of Euroclear France under ISIN Code FR0010449264. All of the Bonds to be issued will be accepted for clearance through Euroclear France, which will organise payment for the Bonds between account holders. The Bonds will also be accepted for clearance through Euroclear Bank S.A./N.V. and Clearstream Banking, *société anonyme.*

The Bonds will be recorded in accounts and negotiable from March 21, 2007.

4.1.4 Currency of the issue

The Bonds will be denominated in Euros.

4.1.5 Status of the Bonds

4.1.5.1 Ranking

The Bonds and the remuneration thereof constitute direct, general, unconditional, unsubordinated and unsecured obligations of the Company, and rank *pari passu* and without any preference amongst themselves and (subject to exceptions imposed by French law) equally and rateably with all other unsecured and unsubordinated debts and guarantees, present and future, of the Company.

The payment of remuneration, principal, taxes, costs and ancillary amounts relating to the Bonds is not guaranteed.

4.1.5.2 Negative pledge

While any of the Bonds remain outstanding, the Company undertakes not to grant to holders of other present or future bonds (*obligations*) which are issued by the Company and are, or may be, listed or admitted to trading on a regulated market or any other stock market, any mortgage (*hypothèque*) over its

present or future assets or real property interests, nor any other security (*sûreté réelle*) on its present or future assets or its income, without granting the same security and status to the Bondholders.

Such undertaking is given only in relation to security interests given for the benefit of other bondholders and does not affect in any way the right of the Company to dispose of its assets or to grant any security in respect of such assets in any other circumstance.

4.1.5.3 Further issues

If the Company subsequently issues further bonds which offer in all respects the same rights as the Bonds, the Company may, without the consent of the Bondholders and provided that the terms and conditions of all such bonds so permit, consolidate (*assimilation*) bonds of any such further issues with the Bonds, thereby treating such bonds as the same issuance for the purposes of trading and fiscal agency servicing.

4.1.6 Rights and restrictions attached to the Bonds and exercise of rights

The Bonds will give rise, in addition to the redemption of their nominal value, to a redemption premium, paid at the maturity date or upon early redemption in accordance with paragraph 4.1.8 "Redemption provisions".

The Bonds can also be converted and/or exchanged into or for the Company's shares, in accordance with the paragraph 4.2 "Right to attribution of shares - Conversion and/or exchange of the Bonds into or for Michelin shares".

There are no restrictions attached to the Bonds.

4.1.7 Nominal interest rate and provisions relating to accrued interest

No periodic interest relating to the Bonds will be paid. Bonds will be redeemed with a redemption premium in accordance with paragraph 4.1.8 "Redemption provisions".

The redemption premium will be prescribed to the benefit of the State within a 5-year time limit starting from the redemption date.

4.1.8 Redemption provisions

4.1.8.1 Bonds redemption

4.1.8.1.1 Redemption at maturity

Unless they have been previously redeemed, exchanged for or converted into shares on the conditions set out below, the Bonds will be redeemed in full on January 1, 2017 (or, if that date is not a business day, the next succeeding business day) at a price such as the yield to maturity for a subscriber be equal to the yield to maturity of the Bonds, *i.e.* at a rate ranging between (RR-1.10% and RR-0.60%) (as defined in paragraph 4.1.9 "Annual gross yield to maturity").

Claims in respect of principal will be barred after a period of 30 years from the redemption date.

4.1.8.1.2 Early redemption by repurchase or public offers

The Company reserves the right to redeem the Bonds early in whole or in part at any time, without limitation of price or quantity, by repurchasing Bonds, either on or off the stock exchange or by means of a cash tender or exchange offer.

Subject to paragraph 4.1.8.1.3 (2) "Early redemption at the option of the Company", any such transaction will not affect the due date for redemption of any Bonds still outstanding.

4.1.8.1.3 Early redemption at the option of the Company

1. The Company may, at its sole option and at any time from March 21, 2011 and until the maturity date, redeem all outstanding Bonds prior to maturity, upon at least 30 calendar days' notice in accordance with paragraph 4.1.8.2 "Publication of information on redemption at maturity or on early redemption" and pursuant to the following conditions:

   (i) The early redemption price will be determined so that it ensures, as at the effective date of redemption, to an initial subscriber (on the Issue Date), a gross yield to maturity identical to the one he would have obtained in the event of a redemption at maturity, *i.e.* a gross yield to maturity ranging between (RR-1.10%) and (RR-0.60%) per annum (as defined in paragraph 4.1.9 "Annual gross yield to maturity"). Such redemption price will be defined as the "**Early Redemption Price**".

   (ii) Such early redemption shall only be possible if the arithmetic mean, calculated over the period of 20 consecutive trading days (where the Michelin share is traded) during the 40 consecutive trading days immediately preceding the date of publication by the Company of the redemption notice (as defined in paragraph 4.1.8.2 ("Publication of information on redemption at maturity or on early redemption"), of the product of:

      - the first quoted price for Michelin shares for each date of the chosen period on the Eurolist of Euronext Paris, and

      - the applicable Conversion/Exchange Ratio (as defined in paragraph 4.2.3 "Exercise period and Conversion/Exchange Ratio" below),

   exceeds 130% of the Early Redemption Price.

   A "**trading day**" is any business day on which Euronext Paris trades the shares, other than a day on which such trading ceases prior to the usual closing time.

   A "**business day**" is any day (other than a Saturday or Sunday) on which banks are open in Paris and on which Euroclear France operates.

2. The Company may, at its sole option, subject to a prior notice of at least 30 calendar days in accordance with paragraph 4.1.8.2 "Publication of information on redemption at maturity or on early redemption", redeem at any time at the Early Redemption Price calculated in accordance with the provisions of paragraph 4.1.8.1.3.1 above all of the Bonds outstanding if fewer than 10% of the Bonds initially issued remain outstanding.

3. In each of the cases specified in paragraphs 1 and 2 above, the Bondholders will remain entitled to exercise their Conversion/Exchange Right in accordance with the provisions of paragraph 4.2.3 "Exercise period and Conversion/Exchange Ratio" until and including the seventh business day preceding the Early Redemption Date.

4.1.8.1.4 Early redemption

The Representative of the *Masse* (as defined in paragraph 4.1.10 "Representation of Bondholders" below) may require, upon a decision of the Bondholders' general meeting in compliance with quorum and majority conditions provided by legislation, in writing in a letter addressed to the Company and with a copy to the Centralizing Agent, that all the Bonds be redeemed at the Early Redemption Price calculated in accordance with the provisions of paragraph 4.1.8.1.3 "Early redemption at the option of the Company" on the occurrence of any of the following events:

(a) in the event of a failure by the Company to comply with any of its other obligations under the terms of the Bonds if this failure is not remedied within 10 business days as from the reception by the Company of the written notification of the aforesaid failure given by the representative of the *Masse* of the Bondholders;

(b) in the event of a default by the Company in the payment of one or more other financial debts or guarantee of financial debts of the Company, for a total amount in excess of €50 million, on their due date as such date may have been extended by any applicable grace period;

(c) if an early redemption resulting from a failure in respect of obligations under the terms of any other financial debt of the Company, for a total amount in excess of €50 million, has occurred and where the aforementioned financial debt would become due and payable prior to its stated maturity;

(d) if the Company becomes the subject of conciliation proceedings (*procédure de conciliation*) pursuant to Articles L.611-4 *et seq.* of the French *Code de commerce*, a preservation procedure (*procédure de sauvegarde*) pursuant to Article L.620-1 *et seq.* of the French *Code de commerce*, is in liquidation, becomes the subject of a liquidation procedure or a transfer as a whole of the business or any other similar measure or equivalent proceeding;

(e) if the shares of the Company are no longer listed and admitted to trading on the Eurolist of Euronext Paris or on a regulated market within the European Union.

4.1.8.1.5 Early redemption at the option of the Bondholders upon a change of control or a Public offer

In the event of a Change of Control, as defined in paragraph 4.2.6 (c) "Public offers", each Bondholder may at its sole option require, during the early redemption period defined herein, the early redemption of its Bonds.

The Bonds will therefore be redeemed at the Early Redemption Price, calculated in accordance with the provisions of paragraph 4.1.8.1.3 "Early Redemption at the option of the Company".

In the event of a Change of Control, the Company will inform the Bondholders, no later than 30 days following the effective Change of Control, by means of a notice published in the *Bulletin des annonces légales obligatoires* ("**BALO**"), a notice published in a financial newspaper with national circulation in France and a notice of Euronext Paris. These notices will indicate the date of the Change of Control, the early redemption period of the Bonds, the effective redemption date, and the Early Redemption amount. The early redemption period of the Bonds will correspond to 20 business days following the BALO notice publication.

The Bondholder seeking early redemption of its Bonds must make such request to the financial intermediary through whose books the Bonds are held no later than the last day of the indicated period. Financial intermediaries shall notify the request to the Centralizing Agent within three business days.

Once submitted by a Bondholder to the financial intermediary through whose books the Bonds are held, the request for early redemption will be irrevocable and the Company will be bound to redeem all the Bonds referred to in such request no later than the seventh business day following the last day of the early redemption period indicated above.

4.1.8.2 Publication of information on redemption at maturity or on early redemption

Information concerning the number of Bonds redeemed, converted or exchanged, and the number of Bonds still outstanding, will be provided each year to Euronext Paris to be made publicly available and

may also be obtained at any time from the Company or from the Paying Agent as defined in paragraph 5.4.2 "Intermediaries responsible for the financial services of the Bonds" below.

The Company must publish a notice, where it elects to redeem all outstanding Bonds upon or prior to the maturity date, no later than 30 calendar days prior to the early redemption date, in the *Journal Officiel* (to the extent required by applicable law or regulations at that time). This information shall also be published in a financial newspaper with national circulation in France and in a notice of Euronext Paris.

4.1.8.3 Cancellation of the Bonds

Bonds redeemed upon or prior to maturity, Bonds repurchased on or off the stock exchange or by way of public tender or exchange offers, as well as Bonds converted or exchanged, will cease to be considered outstanding and will be cancelled in accordance with applicable law.

4.1.9 Annual gross yield to maturity

The annual gross yield to maturity will be set between (RR -1.10%) and (RR -0.60%) (in the absence of a conversion or exchange into shares or redemption prior to maturity). It will be determined in accordance with the conditions described in paragraph 5.1.2(b) "Nominal value of the Bonds - Issue premium - Issue price".

"**RR**" or "**Reference Rate**" will be equal to the euro 10-year swap rate (mid-price) as it will appear on Bloomberg EUSA 10 Index page, on March 15, 2007 at the closing.

On the French bond market, the yield to maturity is the annual rate that, at a given date, renders equal at such rate and on a compounded interest basis, the net present value of all amounts payable and all amounts receivable under the Bonds (as defined by the Bond Standardization Committee (*Comité de normalisation obligataire*)).

4.1.10 Representation of Bondholders

In accordance with Article L.228-103 of the French *Code de commerce*, the Bondholders are grouped together in order to ensure the defence of their common interests in a collective group (the "***Masse***"), which has legal personality. The general meeting of Bondholders is competent to authorise any proposal aimed at amending the terms of Bonds and deliberate on and authorise any decision compulsorily required by applicable law. The general meeting of Bondholders shall also deliberate on any merger or demerger proposal of the Company in accordance with the provisions of Articles L.228-65, I, 3°, L.236-13, L.236-18 and L.228-73 of the French *Code de commerce*.

Under current French legislation, each Bond gives right to a voting right. The general meeting of the Bondholders validly deliberates when first convened only if the attending or represented Bondholders hold at least one quarter of the Bonds having voting rights and at least one fifth when reconvened. A majority of two-thirds of the voting rights held by the attending or represented bondholders is required for decisions to be taken.

As from July 1, 2007, each Bondholder will have to provide a proof of its right to attend Bondholders' general meetings on the third business day preceding the meeting at zero hour, Paris time, by the registration of its Bonds in the accounts kept by the financial intermediary appointed by him.

Initial representative of the Masse *of the Bondholders*

In accordance with Article L.228-47 of the French *Code de commerce*, the initial representative of the *Masse* of the Bondholders (the "**Representative of the *Masse***") shall be:

Mr. Marin Delannis, domiciled at 56 avenue des Pervenches – 91600 Savigny-sur-Orge

The Representative of the *Masse* will have the power, without restriction or reservation, to carry out, on behalf of the *Masse*, all management actions necessary to protect the common interests of the Bondholders.

He will exercise his duties until he resigns or is revoked by the general meeting of the Bondholders or until he becomes incompatibly conflicted. His appointment will automatically cease on the date of final or total redemption, prior to maturity or otherwise, of the Bonds. This appointment will be automatically extended, where applicable, until the final conclusion of any legal proceedings in which the representative is involved and the enforcement of any judgement rendered or settlements made.

The compensation of the Representative of the *Masse* is €400 per year, payable by the Company. This compensation will be payable on December 31 (or the following business day) of each year from 2007 to 2016 inclusive, insofar as there are Bonds outstanding at such time.

The Company will be responsible for the payment of compensation of the representative and the costs of convening and holding general meetings of the Bondholders and publishing their decisions as well as expenses related to the designation of representatives of the *Masse* pursuant to Article L.228-50 of the French *Code de commerce*, as well as, more generally, all duly incurred and justified administrative and operational fees of the *Masse*.

General meetings of the Bondholders will be held at the registered office of the Company or such other place as is specified in the relevant notices of the meeting. Each Bondholder will have the right, during the 15-day period preceding the general meeting of the *Masse*, to examine and make copies of, or to cause an agent to do so on its behalf, at the registered office or administrative headquarters of the Company or, as the case may be, at such other place as is specified in the notice for such meeting, the text of the resolutions to be proposed and any reports to be presented to the meeting.

In the event that future issues of bonds give their holders rights identical to those of the Bonds and if the terms of the bonds contemplate it, holders of all such bonds shall be grouped together in a single *Masse*.

Alternative representative of the Masse

The alternative representative of the *Masse* will be:

Mrs Evelyne Lefort, domiciled at 1 rue Pierre Doboeuf – 94350 Villiers-sur-Marne

This alternative representative of the *Masse* may be called to replace the Representative of the *Masse* where he has ceased to act.

4.1.11 Resolutions and decisions in respect of the issue of the Bonds

4.1.11.1 Shareholder approval in a general meeting (*assemblée générale*)

At a combined general meeting of shareholders held on May 12, 2006, the shareholders of the Company resolved to:

*"**Tenth resolution** (Capital increase by issue of shares or securities giving access to the share capital, with suppression of the preferential subscription right). - The General meeting, having considered the report of the Managers, the special report of the Auditors and the report of the Supervisory Board, recording the agreement of General Partners and the quorum and the majority requirements for extraordinary Shareholders' meetings having been met:*

- *Delegates to the Managers, or to one of them, the authority to approve capital increases, on one or more occasions, through the issuance in France or abroad, of ordinary shares or any other securities giving access, whether immediately or in the future, to ordinary shares of the Company, these*

securities can also be drawn up in any other currency or unit of valuation established by reference to a basket of currencies. The delegation is valid for a period of 26 months from the date of this meeting.

- *decides:*
  - *that the maximum nominal amount of the capital increases immediately and/or subsequently realised shall be limited to €43 million or 15% of the share capital outstanding on the date of this meeting;*
  - *that the maximum nominal amount of debt securities giving access, immediately and/or subsequently, to the Company's shares that may be carried out as a result of the present delegation of authority may not exceed €700 million or the equivalent in other currencies;*
  - *to waive the shareholders' preferential subscription right and to confer to the Managers the authority to implement a priority right pursuant to Article L.225-135 of the French Code de commerce;*
  - *that the issue price of the shares will be at least equal to the volume-weighted average first prices during the three latest stock exchange trading days preceding its determination, possibly decreased of a maximum of 5% as provided by law.*
- *This delegation deprives of effect any former delegation having the same object."*

*"**Eleventh resolution** (Authorization given to the Managers for the purpose of increasing the number of securities to be issued in the event of excess requests within capital increases carried out under the terms of the ninth and tenth resolutions). - The General meeting having considered the report of the Managers, the special report of the Auditors and the report of the Supervisory Board, recording the agreement of General Partners and the quorum and the majority requirements for extraordinary shareholders' meetings having been met, delegates to the Managers, or to one of them, the authority to increase the number of ordinary shares to be issued in case of a share capital increase with or without preferential subscription right no later than the thirtieth day of the closing of the subscription, within the limit of 15% of the initial issue and at the same price as the one settled for this issue, within the limitations decided, in the ninth and tenth resolutions above.*

This delegation is valid for a period of 26 months as from the date of this meeting."

4.1.11.2 Decision of the Managing partner

Pursuant to the delegation of authority approved by the combined general meeting of shareholders held on May 12, 2006, the Managing partner has decided, on March 12, 2007 to issue the Bonds pursuant to the terms and conditions set out in this prospectus.

4.1.12 Issue Date

The Bonds will be issued on March 21, 2007 (the "**Issue Date**").

This date is also the date as from which the Bonds will carry full rights.

4.1.13 Restrictions on the negotiability of the Bonds

Subject to the selling restrictions mentioned in paragraph 5.2 "Plan of distribution and allocation of the Bonds", there is no contractual limitation on the negotiability of the Bonds.

4.1.14 Withholding tax on the remuneration and other revenues with respect to the Bonds paid to non-French tax residents

Payments of remuneration and principal on the Bonds will not be subject to any withholding tax in France.

Bonds denominated in Euros and issued by French resident legal entities are deemed to be issued outside France for the purposes of Article 131 *quater* of the French *Code général des impôts* (Instr. 5 I-11-98 dated September 30, 1998). Consequently, interest and other revenues (such as any redemption premium) with respect to the Bonds paid to individuals who are not domiciled in France for tax purposes or legal entities whose registered office is located outside France, benefit from the exemption of the withholding tax set out under Article 125 A III of the French *Code général des impôts.*

If French law should require that payments of principal or interest in respect of bonds be subject to deduction or withholding in respect of any future taxes or duties whatsoever, the Company will not pay any additional amounts.

Non-French residents must also comply with the tax legislation in force in their state of residency.

Individuals or legal entities, whether residents or non-residents of France for tax purposes, should nonetheless consult their own tax advisors to determine the tax regime applicable to their particular circumstances.

On June 3, 2003, the Council of the European Union adopted a new directive on the taxation of savings income, amended on July 19, 2004 (the "**Directive**"), and implemented in French law under Article 242 *ter* of the French *Code général des impôts.* Member States are required, since July 1, 2005, to provide to the tax authorities of another Member State, *inter alia*, details of payments of interest within the meaning of the Directive (interest, proceeds, premium or other debt income) made by a paying agent located within its jurisdiction to, or for the benefit of, an individual resident in that other Member State (the "**Disclosure of Information Method**").

For these purposes, the term "**paying agent**" would be widely defined and would include, in particular, any economic operator who is responsible for making interest payments within the meaning of the Directive, for the immediate benefit of individuals.

However, during a transitional period, certain Member States (the Grand duchy of Luxembourg, Belgium and Austria), instead of using the Disclosure of Information Method applied by the other Member States, would withhold an amount on interest payments. The rate of such withholding tax would be 15% during the first three years, 20% during the three subsequent years and thereafter, 35% until the end of the transitional period. Pursuant to an understanding reached by the Council of the European Union, as implemented by the Directive, such transitional period will end when, and provided that, the European Community enters into agreements with several non-EU jurisdictions (Switzerland, Lichtenstein, San Marino, Monaco and Andorra) providing for the exchange of information upon request with respect to interest payments, in addition to the simultaneous application of a withholding tax on such payments at the rates defined for the corresponding periods, and the European Council unanimously agrees that the United States of America is committed to exchange of information upon request.

A number of non-EU countries and dependent or associated territories have agreed to adopt similar measures (exchange of information or transitional withholding) since July 1, 2005.

4.2 Right to attribution of shares - Conversion and/or exchange of the Bonds into or for Michelin shares

4.2.1 Nature of conversion and/or exchange rights

Bondholders shall have the right, at any time as from March 21, 2007, the Issue Date, until the seventh business day inclusive preceding the redemption date, to receive new or existing shares of the Company (the "**Conversion/Exchange Right**") that will be fully paid-up and/or settled by way of set-off against amounts owed under the Bonds, pursuant to the conditions set out below and subject to the provisions of paragraph 4.2.7 "Treatment of fractional shares" below.

The Company may, at its option, deliver new and/or existing shares.

Pursuant to a decision of the combined shareholders' general meeting held on May 12, 2006, the Company was authorised, in accordance with the provisions of Articles L.225-209 *et seq.* of the French *Code de commerce*, to repurchase its own shares during an eighteen-month period as from May 12, 2006, within the limit of 10% of its share capital (corresponding to a repurchase authorisation for 14,365,131 shares as at the date of this prospectus). The objectives of this program include the repurchase by the Company of its own shares with a view to exchanging them as part of equity offering made by the Company. Consequently, the shares potentially acquired for this purpose under the share repurchase program may be allocated for exchange for the Bonds. As at the date of this prospectus, the Company does not hold any of its own shares.

4.2.2 Suspension of the Conversion/Exchange Right

In the event of share capital increase, of a merger (*fusion*) or spin-off (*scission*), of an issuance of new shares or an issuance of new securities giving access to the share capital of the Company or any other financial transaction with preferential subscription rights or with a priority subscription period for the benefit of the Company's shareholders, the Company shall be entitled to suspend the Conversion/Exchange Right for a period not exceeding three months or any other period according to applicable legislation. Such entitlement shall in no event affect the Conversion/Exchange Right of the Bondholders whose Bonds have been called for redemption, nor the exercise period provided for in paragraph 4.2.3 "Exercise period and Conversion/Exchange Ratio" below.

The decision to suspend the Bondholders' Conversion/Exchange Right will be published in a notice in the BALO at least seven days before the date on which such suspension comes into force; it will mention both the date on which the suspension comes into force and the date the suspension will end. Such information will also be published during the same period in a daily financial paper having national circulation in France and in a notice issued by Euronext Paris.

4.2.3 Exercise period and Conversion/Exchange Ratio

The Conversion/Exchange Right for Michelin shares may be exercised at any time as from March 21, 2007 until the seventh business day inclusive immediately preceding the redemption date, at a ratio subject to paragraph 4.2.6 "Maintenance of Bondholders' rights" and paragraph 4.2.7 "Treatment of fractional shares", of ONE Michelin share with a nominal value of €2 for ONE Bond (the "**Conversion/Exchange Ratio**").

With respect to Bonds redeemed upon, or prior to, the maturity date, the Conversion/Exchange Right will expire on the seventh business day prior to such redemption date.

Any Bondholder who has not exercised his Conversion/Exchange Right prior to such date will receive an amount equal to the redemption price as determined, where applicable, pursuant to paragraph 4.1.8.1.1 "Redemption at maturity" or in paragraph 4.1.8.1.3 "Early redemption at the option of the Company".

4.2.4 Exercise of the Conversion/Exchange Right

In order to exercise their Conversion/Exchange Right, Bondholders must submit an exercise notice to the financial intermediary through whose books the securities are held. CACEIS Corporate Trust, 14, rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 09 (the "**Centralizing Agent**") will be responsible for the centralization of such process.

Any request for the exercise of Conversion/Exchange Rights received by the Centralizing Agent during any calendar month (an "**Exercise Period**") will take effect on the earlier of the following two dates (such date being the "**Exercise Date**") subject to the provisions of paragraph 4.2.6 (c) "Public offers":

- the last business day of such calendar month;
- the seventh business day immediately preceding the date set for redemption.

To be considered received on a given business day, each exercise request must reach the Centralizing Agent by 5 p.m. (Paris time) on such day. Any request received after 5 p.m. shall be deemed to have been received on the following business day.

In respect of Bonds having the same Exercise Date, the Company will be entitled, at its option, to choose between the delivery of:

- new shares;
- existing shares; or
- a combination of new and existing shares.

All Bondholders with the same Exercise Date will be treated equally and will have their Bonds converted or exchanged, as the case may be, in the same proportion, subject to any possible rounding adjustments.

Bondholders will receive Michelin shares on the seventh business day following the Exercise Date.

4.2.5 Rights of Bondholders to payments of interest on the Bonds and dividends with respect to delivered Michelin shares

In the event of an exercise of the Conversion/Exchange Right, no interest will be paid to Bondholders in respect of the period from the Issue Date to the date on which the shares are delivered.

The rights attached to the new Michelin shares issued as a result of a conversion are set out in paragraph 8.1.1 (b) "Dividend entitlement and assimilation - New shares issued by the Company following the conversion of the Bonds" below.

The rights attached to existing Michelin shares delivered as a result of a conversion are set out in paragraph 8.1.1 (c) "Listing".

4.2.6 Maintenance of Bondholders' rights

(a) Consequences of the issue and undertakings of the Company

In accordance with Article L.228-98 of the French *Code de commerce*:

- the Company may freely alter its corporate purpose without consulting the Bondholders in general meeting;
- the Company may not freely alter its corporate form without consulting the Bondholders in general meeting in accordance with Article L.228-103 of the French *Code de commerce*. In the event of a negative vote of Bondholders in a general meeting,

in accordance with Article L.228-72 of the French *Code de commerce*, the Company may elect to override such decision and to redeem the Bonds at the highest of the following amounts (i) the Early Redemption Price calculated in accordance with the terms set out in paragraph 4.1.8.1.3 "Early Redemption at the option of the Company" (ii) the volume-weighted average trading price of the Bonds as quoted on the Eurolist of Euronext Paris during the 10 consecutive trading sessions chosen among the 20 trading sessions preceding the date the Bondholders' meeting is convened (should the Bonds not to be traded during three consecutive trading sessions or should the average daily trading volume, on trading days, be inferior to 25,000 securities and the Bonds value would be established by an internationally recognised independent expert selected by the Company);

- the Company may, without consulting the Bondholders in general meeting, repay its share of capital subject to having taken all necessary measures to maintain the Bondholders' rights as long as there are Bonds still outstanding;

- the Company may freely alter rules relating to the distribution of profits and/or to the issue of preferred shares without consulting the Bondholders in general meeting, pursuant to Article L.228-103 of the French *Code de commerce*;

- in the event of a capital reduction prompted by losses and carried out through the reduction of the nominal amount or number of securities that make up the share capital, the rights of Bondholders will be reduced in parallel as if they had exercised their right to attribution of shares prior to the date on which the capital reduction becomes effective.

(b) Financial transactions by the Company

As a result of any one of the following transactions:

1. issue of securities carrying listed preferential subscription rights;
2. free distribution of shares to the shareholders; regrouping or splitting of shares;
3. increase in the nominal value of the shares;
4. distribution of reserves or of share premiums, in cash or in kind;
5. free distribution to shareholders of Michelin of any financial instruments other than shares in Michelin;
6. takeover, merger, spin-off;
7. repurchase of its own shares at a price higher than the market price;
8. repayment of capital;
9. modification of the allocation of the profits of Michelin through the issuance of preferred shares; or
10. dividend payment differential;

which the Company may carry out after the issuance of the Bonds, the maintenance of the rights of Bondholders will be ensured by means of an adjustment of the Conversion/Exchange Ratio up to

the Bonds maturity date or the Bonds early redemption date, in accordance with the provisions set forth below.

Such adjustments will be effected in such a manner so as to equalize, to the nearest thousandth of a share, the value of the shares that would have been obtained upon exercise of the Conversion/Exchange Right immediately prior to the occurrence of any of the events listed above and the value of the shares that will be obtained upon exercise of the Conversion/Exchange Right immediately following the occurrence of such event.

In the event of adjustments carried out in accordance with paragraphs 1 to 10 below, the new Conversion/Exchange Ratio will be calculated to 3 decimal places by rounding up to the nearest thousand (with 0.0005 being rounded up to the nearest thousandth, *i.e.* 0.001). Any subsequent adjustments will be carried out on the basis of such newly calculated and rounded Conversion/Exchange Ratio. However, since the Conversion/Exchange Ratio may only result in the delivery of a whole number of shares, fractional entitlements will be settled as specified below (see paragraph 4.2.7 "Treatment of fractional shares" below).

1. In the event of a transaction conferring listed preferential subscription rights, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price after detaching preferential subscription right} + \text{Price of preferential subscription right}}{\text{Share price after detaching preferential subscription right}}$$

   For the purposes of calculating the adjustment, the price of the preferential subscription right and the share price after detaching the preferential subscription right will be determined on the basis of the average of the opening prices quoted on the Eurolist of Euronext Paris (or, in the absence of a listing on Euronext Paris, on such other regulated or equivalent market on which the share and the preferential subscription right are both quoted) on all stock exchange trading days falling in the subscription period.

2. In the event of a free distribution of free shares, or a regrouping or splitting of shares, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Number of shares constituting the share capital after the transaction}}{\text{Number of shares constituting the share capital before the transaction}}$$

3. In the event of an increase in the nominal value of the shares, the nominal value of the shares which may be delivered to Bondholders upon exercise of their Conversion/Exchange Right will be increased accordingly.

4. In the event of a distribution of reserves or share premiums in cash or in kind, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price before distribution}}{\text{Share price before distribution} - \text{Amount of the distribution per share or value of the financial instruments or assets allotted per share}}$$

For this calculation:

– the value of the share prior to the distribution will be calculated according to the volume-weighted average trading price of the shares on the Eurolist of Euronext Paris (or, if the shares are not listed on Euronext Paris, on such other regulated or equivalent market where the shares are listed) during the three trading days immediately preceding the date of distribution;

– the value of the securities distributed will be calculated as described above if such securities are already traded on a regulated market or its equivalent. If such securities are not being traded on a regulated market or its equivalent prior to the date of distribution, the value of these securities will be calculated (i) according to the volume-weighted average trading price of the shares of the Company on the regulated market or its equivalent during the first three trading sessions that follow the date of distribution and during which such securities are traded, if such securities are admitted to trading during the first twenty trading sessions following the distribution, and (ii) in all other cases (non-traded securities or other assets), by an internationally recognised independent expert selected by the Company.

5. In the event of a free distribution of financial instrument(s) hereafter referred to as the "**Bonus Right**" other than Company shares, the new Conversion/Exchange Ratio of shares will be determined as follows:

(a) if the Bonus Right is listed, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price after detaching the Bonus Right} + \text{Price of the Bonus Right}}{\text{Share price after detaching the Bonus Right}}$$

For such calculation, the value of each of the share ex-Bonus Right and the Bonus Right will be determined by the volume-weighted average trading price of each of the share ex-Bonus Right and the Bonus Right on Euronext Paris (or, if the shares are not listed on Euronext Paris, on such other regulated market or its equivalent where the shares are listed) during the three trading days immediately following the date of allocation and on which the share ex-Bonus Right and the Bonus Right are simultaneously traded.

(b) If the Bonus Right is not listed, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by the following formula:

$$\frac{\text{Share price after detaching the Bonus Right} + \text{Value of the financial instruments allocated per share}}{\text{Share price after detaching the Bonus Right}}$$

For such calculation, the value of each of the share ex-Bonus Right and the financial instrument(s) allocated per share, if the latter are traded on a regulated market or its equivalent, will be calculated with reference to the volume-weighted average trading price of each of the share ex-Bonus Right and of such financial instrument(s) during the first three trading sessions following the date of allocation and on which the share ex-Bonus Right and the financial instrument(s) are simultaneously traded. If the allocated financial instrument(s) are not traded on a regulated market or its equivalent, they will be valued by an internationally recognised independent expert selected by the Company.

6. In the event that the Company is merged into another company (*absorption*) or is merged with one or more companies forming a new company (*fusion*) or is spin-off (*scission*), the Conversion/Exchange Right will entitle Bondholders to receive shares of the absorbing or new company or in the companies resulting from the spin-off.

   The new Conversion/Exchange Ratio of the shares will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the relevant transaction by reference to the ratio of exchange of the Company shares against shares in the new entity(ies). Such company or companies will be substituted for the Company for the purpose of its obligations towards Bondholders

7. In the event of a buy-back by the Company of its own shares at an acquisition price higher than the market price, the new Conversion/Exchange Ratio shall be determined by multiplying the Conversion/Exchange Ratio in effect before the commencement of the buy-back by the following formula:

$$\frac{\text{Value of the Share} + \text{Pc \%} \times (\text{Repurchase price} - \text{value of the share})}{\text{Value of the share}}$$

   For the above calculation:

   - the Value of the share prior to the transaction means the volume-weighted average trading prices of the share of the Company on the Eurolist of Euronext Paris (or, in the absence of a listing on Euronext Paris, on such other regulated or equivalent market on which the shares are quoted) during the three trading days immediately preceding the repurchase;
   - Pc % means the percentage of the share capital repurchased; and
   - Repurchase price means the effective repurchase price.

8. In the case of a repayment of capital, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio in effect prior to the commencement of the relevant transaction by the following formula:

$$\frac{\text{Value of the share prior to repayment of the share capital}}{\text{Value of the share prior to repayment of the share capital} - \text{Amount of repayment per share}}$$

For such calculation, the value of the share prior to repayment shall be calculated with reference to the volume-weighted average trading price of the share of the Company on the Eurolist of Euronext Paris (or, in the absence of a listing on Euronext Paris, on such other regulated or equivalent market on which the shares are quoted) during the three trading days immediately preceding the repayment date.

9. In the case of modification by the Company of the distribution of its profits including through the creation of preference shares, the new Conversion/Exchange Ratio will be determined by multiplying the Conversion/Exchange Ratio applicable immediately prior to the beginning of the relevant transaction by the following formula:

$$\frac{\text{Share price prior to the modification}}{\text{Share price prior to the modification} - \text{Reduced profit distribution per share}}$$

For such calculation, the value of the share prior to the modification by the Company of the distribution of its profits will be calculated with reference to the volume-weighted average trading price of the share of the Company on the Eurolist of Euronext Paris (or, in the absence of a listing on Euronext Paris, on such other regulated or equivalent market on which the shares are quoted) during the three trading days immediately preceding the date of such modification.

10. In the event of a Dividend Payment Differential (as defined below), the new Conversion/Exchange Ratio shall be determined as described below.

In this paragraph 10, "**Dividend Payment Differential**" means that the Total Amount of Dividend Distributed per share during a particular financial year of the Company is greater than the Threshold of Amount of Dividend Distributed per share for such financial year as set out below.

The Dividend Payment Differential will therefore equal the (positive) difference between the Total Amount of Dividend Distributed per share during a particular financial year of the Company and the Threshold of Amount of Dividend Distributed per share for such financial year.

The "**Reference Dividend**" means the dividend paid out during a particular financial year which takes the total amount of dividends paid out above the Limit of Amount of Dividend Distributed per share for such financial year.

The "**Prior Dividend**" means the dividends, if any, paid out by the Company prior to the date of payment of the Reference Dividend during the same financial year as the Reference Dividend was paid.

The "**Additional Dividend**" means all dividends paid out after the Reference Dividend during the same financial year as the Reference Dividend was paid.

The "**Total Amount of Dividend Distributed**" means the total of the Reference Dividend and the Prior Dividend (if any) paid out during one particular financial year.

The Reference Dividend, the Prior Dividend and the Additional Dividend are equal to the total sum of the dividends or payments paid out in cash or in kind to the shareholders during a particular financial year (excluding all possible deductions at source). No dividends or payments (or part dividends or payments) which result in an adjustment to the Conversion/Exchange Ratio pursuant to paragraphs 1 to 9 above will be taken into account for the determination of the application of this paragraph 10.

The "**Threshold of Amount of Dividend Distributed per Share**" for each financial year of the Company until the scheduled maturity date of the Bonds is as follows :

Dividends paid out during the financial year ending on	**Threshold of Amount of Dividend Distributed per Share***
December 31, 2007	€ 1.45
December 31, 2008	€ 1.60
December 31, 2009	€ 1.75
December 31, 2010	€ 1.93
December 31, 2011	€ 2.12
December 31, 2012	€ 2.34
December 31, 2013	€ 2.57
December 31, 2014	€ 2.83
December 31, 2015	€ 3.11
December 31, 2016	€ 3.42

* The Threshold of Amount of Dividend Distributed per share below will be adjusted inversely to the Conversion/Exchange Ratio in the event of a stock split or reverse split of the Company shares. In such event, the Threshold of Amount of Dividend Distributed per share for the remaining years will be multiplied by the following formula:

$$\frac{\text{Number of shares constituting the share capital prior to the transaction}}{\text{Number of shares constituting the share capital after the transaction}}$$

In the event of a Dividend Payment Differential during a financial year, the new Conversion/Exchange Ratio will be determined according to the following formula :

$$NRAA = RAA \times [1 + (MTDD - SMDD)/CA]$$

where

- NRAA means the new Conversion/Exchange Ratio;
- RAA means the Conversion/Exchange Ratio in effect prior to the payment of the Reference Dividend;

- MTDD means the Total Amount of Dividend Distributed per Share during the relevant financial year;
- SMDD means the Threshold of Amount of Dividend Distributed per Share during the relevant financial year; and
- CA means the volume-weighted average price of the Company shares on the Eurolist of Euronext Paris on the first day where the share is traded ex-Reference Dividend.

Any Additional Dividend (if necessary, reduced by any fractional dividend or distribution resulting in a calculation of a new Conversion/Exchange Ratio pursuant to paragraphs 1 to 9 above) will result in an adjustment according to the following formula :

$$NRAA = RAA \times (1 + DS/CA)$$

where

- NRAA means the new Conversion/Exchange Ratio;
- RAA means the Conversion/Exchange Ratio in effect prior to the payment of the Additional Dividend;
- DS means any Additional Dividend paid out by the Company during the relevant financial year; and
- CA means the volume-weighted average price of the Company shares on the Eurolist of Euronext Paris on the first day where the share is traded ex-Additional Dividend.

In the case where the Company enters into transactions in relation to which no adjustment pursuant to paragraphs 1 to 10 above would be made and where a subsequent law or regulation provides for an adjustment, the Company will make an adjustment according to the legislation or regulatory provisions applicable and according to the market practice in France at that time.

(c) Public offers

It is specified that under current French regulations, in the event that the shares of the Company are subject to a tender or exchange offer made by a third party, the offer must also be made for all securities which give access to the capital or voting rights of the Company and therefore for the Bonds described herein. Any contemplated offer together with the offering prospectus describing the terms of such offer (*note d'information*) must be submitted to the AMF prior to its launch. The AMF shall decide whether the contemplated offer is valid based on the data and other information presented in support of the offer and in particular the valuation of such offer.

In the event where a public tender or exchange offer were to be commenced following approval (receivable) by the AMF and could result in a Change of Control (as defined below), the Conversion/Exchange Ratio will be temporarily adjusted as follows:

$$NRAA = RAA \times [1 + (Pr\% \times (J / JT)]$$

where:

- NRAA means the new Conversion/Exchange Ratio;
- RAA means the Conversion/Exchange Ratio in effect prior to the Date of Opening of the Offering (as defined below);

- Pr%: between 35% and 40%, *i.e.* the premium, expressed as a percentage, which determines the nominal value for each Bond, over the volume-weighted average price of the Company shares on the Eurolist of Euronext Paris from the opening of trading on March 16, 2007 until 12:00 noon (Paris time);
- J means the number of days between the Date of Opening of the Offering, as defined below (included) and the Maturity Date (excluded); and
- JT means 3,574 days, *i.e.* the number of days between March 21, 2007 Date of Issue of the Bonds (included) and the Maturity Date (excluded), *i.e.* January 1st, 2017.

The adjustment of the Conversion/Exchange Ratio provided for above will only be applicable for the exercise of the Conversion/Exchange Right by the Bondholders through the financial intermediaries on whose books their securities are held between (and including):

A) the first day on which the shares of the Company may be tendered in the offer (the "**Date of Opening of the Offering**") and

B) i) if the offer is unconditional, the date on the tenth Business Day after the final day during which the shares of the Company may be tendered in the offer;

ii) if the offer is conditional, (x) if the AMF (or its successors) considers that the offer has been successful, the date on the tenth Business Day after the date on which the AMF publishes the results of the offer or (y) if the AMF (or its successors) considers that the offer has been unsuccessful, the date on which the AMF publishes the results of the offer; or

(iii) if the offeror withdraws its offer, the date on which notice of such withdrawal is published,

This period will be referred to as the "**Adjustment Period in case of Public offer**".

For the purpose of this paragraph 4.2.6(c) a "**Change of Control**" means, for one or more individuals or corporate entities acting alone or in concert, acquiring the control of the Company, being specified that "**control**" means, for the purpose of the present definition, the holding (directly or indirectly via companies controlled by the relevant person(s)), (x) the majority of the voting rights of the shares of the Company or (y) more than 40% of such voting rights if no other shareholder of the Company, acting alone or in concert, holds (directly or indirectly via companies controlled by such shareholder) a percentage of voting rights in excess of the above stake.

Delivery of shares pursuant to exercise of the Conversion/Exchange Right during the Adjustment Period in the event of a Public offer

As an exception from the provisions of paragraph 4.2.4 "Exercise of the Conversion/Exchange Right", in the event that the Conversion/Exchange Right is exercised during the Adjustment Period in the event of a Public offer, the relevant shares will be delivered within three business days from receipt by the Centralizing Agent of the request for the exercise of the Conversion/Exchange Right.

(d) Publication of information to the Bondholders relating to adjustments

In the event of an adjustment, the Company shall inform the Bondholders by way of a notice published in the BALO according to the provisions of Article 242-13 of Order (*Décret*) dated 23 March 1967, in a financial newspaper of national circulation in France and in a notice of Euronext Paris.

In addition, the Company's Managers (*Gérance*) will disclose the relevant calculation details and the results of such adjustment in the next annual report following any such adjustment.

4.2.7 Treatment of fractional shares

Each Bondholder exercising its Conversion/Exchange Right with respect of the Bonds may receive a number of Michelin shares equal to the product of the then-applicable Conversion/Exchange Ratio and the number of Bonds which it submits for conversion.

If the number of shares thus calculated is not a whole number, the Bondholder will be entitled to receive:

- the whole number of shares immediately below; in this case, the Bondholder will receive a cash sum equal to the product of the fraction of the share and the value of the share, equal to the first quoted price on the stock exchange trading day prior to the day on which the request for the exercise of the Conversion/Exchange Right is made; or

- the whole number of shares immediately above, provided that the Bondholder pays to the Company a sum equal to the additional fraction of the share so requested, calculated on the terms set out in the above-mentioned paragraph.

Should the Bondholder not specify which option he elects, he will be granted the whole number of Michelin shares immediately below, plus an additional sum such as described here above.

5 CONDITIONS OF THE OFFER

5.1 Terms and conditions, indicative timetable and method of subscription

5.1.1 Terms and conditions of the Offering

5.1.1.1 Priority Subscription Period - Institutional Placement - French Public Offering

The Company's shareholders have expressly waived their preferential subscription rights to the Bonds, at the combined general meeting held on May 12, 2006, in its tenth resolution.

However, the Company's shareholders will benefit from a priority subscription period, according to which they will be entitled to subscribe for Bonds in priority, in accordance with the conditions set out in paragraph 5.1.3(a) "Priority subscription period".

In the event that all the Bonds are not subscribed for by the shareholders' pursuant to their priority subscription rights, the unsubscribed Bonds will be offered to institutional investors through a placement and to the public through a French Public Offering, in accordance with the conditions set out in paragraph 5.1.3(b) "Institutional Placement and French Public Offering".

5.1.1.2 Intention of the principal shareholders

No shareholder has indicated its intention to subscribe for Bonds.

5.1.2 Total issue size – Nominal value and issue price of the Bonds – Number of Bonds issued

(a) Total issue size

The aggregate principal nominal amount of Michelin 0% March 2007/January 2017 Bonds is of approximately €610 million.

The Company has also granted the Lead Managers and Bookrunners, for the sole purpose of covering potential over-allotments, an over-allotment option, which if exercised, could increase the aggregate principal nominal amount of the Bonds up to a maximum of 15% to a maximum principal aggregate nominal amount of €700 million.

(b) Nominal value of the Bonds - Issue premium - Issue price

The nominal value of each Bond will correspond to an issue premium of between 35% and 40% compare to the volume-weighted average price of the shares of the Company on the Eurolist of Euronext Paris from the opening of trading on March 16, 2007 until 12.00 noon (Paris time) (see paragraph 5.3 "Determination of final terms of the Bonds and the Offering").

The Bonds will be issued at par, *i.e.* at 100% of the nominal value payable in full at the Issue Date.

(c) Number of Bonds issued

For information purposes only, based on a share price of €76.8374 (volume-weighted average price of the shares of the Company recorded on the Eurolist of Euronext Paris from the opening of trading on March 12, 2007 until 12:00 noon (Paris time), the number of Bond to be issues will be between 5,670,726 and 5,880,651 Bonds and may be increased to between 6,507,390 and 6,748,288 (if the over-allotment option is exercised in full). The minimum and maximum numbers of Bonds (before and after exercise of the over-allotment option) will be equal respectively to the total issue size (before and after exercise of the over-allotment option) divided by the Bonds nominal value and may be outside the above ranges.

The nominal value per Bond, the issue price and the redemption price at maturity of the Bonds, in Euros, as well as the number of Bonds that may be issued (before and after the exercise of the over-allotment option) will be determined at the end of the bookbuilding process (see paragraph 5.3 "Determination of final terms of the Bonds and the Offering") and shall appear in the press release published to be by the Company on March 16, 2007.

5.1.3 Subscription period and process

(a) Priority subscription period

The Company's shareholders will be granted an irrevocable (*à titre irréductible*) priority subscription right in respect of the maximum issue size, *i.e.* €700 million. No subscription subject to reduction (*à titre réductible*) is contemplated during the priority subscription period.

Each shareholder will be entitled to subscribe in priority, during a period of three business days, *i.e.* from March 13, 2007 to March 15, 2007 inclusive, for Bonds pro rata the amount of his holding in the Company's share capital.

For practical purposes, each shareholder will be entitled to give a subscription order as part of a maximum amount corresponding to (i) €700 million to be multiplied by (ii) the number of Michelin shares he holds (and he is willing to block) and divided by (iii) 143,652,318 (*i.e.* the number of shares comprising the share capital of Michelin).

By way of example, a shareholder holding 50 shares of the Company could give a priority subscription order in respect of a maximum amount of:

700,000,000 x 50 / 143,652,318 = €243.64

Once the nominal value of each Bond is determined, *i.e.* on March 16, 2007 (see paragraph 5.1.2 (b) "Nominal value of the Bonds – Issue premium – Issue price"), the number of Bonds allotted will equal the amount subscribed for by each shareholder pursuant to the priority subscription period, divided by the nominal value of each Bond, such number being rounded down to the whole number below.

As an exception, any shareholder who pursuant to this rule would be allotted less than one Bond will have the right to subscribe for one Bond.

The Bonds' priority subscription period will only apply to the Company's shareholders whose shares are recorded in accounts as at March 12, 2007. The exercise of this priority subscription right shall be contingent upon the shares of the relevant shareholder being blocked until the end of the priority subscription period, *i.e.* until March 15, 2007 inclusive, with the Company in respect of fully registered shares (*titres nominatifs purs*) and with the relevant authorised financial intermediary (*intermédiaire financier habilité*) where the shares are held in registered form (*titres nominatifs administrés*).

As the Bonds will be issued solely in bearer form (*au porteur*), the shareholders holding their Michelin shares in fully registered form (*au nominatif pur*) will have to require from the Company (Individual Shareholders Department – Tel: + 33 (0) 4 73 98 59 00 – Fax: + 33 (0) 4 73 98 59 04) a blocking certificate in respect of the Michelin shares in respect of which they wish to give a subscription order as part of the priority subscription period. Provided with this blocking certificate in respect of their Michelin shares, such shareholders will be able to give a subscription order through the financial institution they select.

The centralization of priority subscription orders shall be undertaken by CACEIS Corporate Trust, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex 09, France.

(b) Institutional Placement and French Public Offering

The Institutional Placement will take place on March 13, 2007.

The French Public Offering will be open from March 13, 2007 to March 15, 2007 inclusive, without any possibility of early closing. Individuals considering giving subscription orders in relation to the French Public Offering must liaise with their financial intermediary.

The subscription orders shall be given for amounts in Euros.

The centralization of the subscription orders received by the financial intermediaries in relation to the French Public Offering shall be managed by CALYON. Financial intermediaries should send such subscription orders in relation to the French Public Offering to CALYON (Syndication) by fax on + 33 (0) 1 41 89 71 15 (Phone number : + 33 (0) 1 41 89 71 10).

(c) Indicative timetable of the issue:

March 12, 2007	*Visa* of the AMF in respect of the prospectus for the Bonds
March 13, 2007	Publication by the Company of a press release detailing the indicative terms of the Bonds Opening of the bookbuilding for the placement of the Bonds to institutional investors Opening of the shareholders' priority subscription period Opening of the French Public Offering End of the bookbuilding for the placement of the Bonds to institutional investors
March 15, 2007	End of the shareholders' priority subscription period End of the French Public Offering
March 16, 2007	Determination of the final terms of the Bonds Publication by the Company of a press release detailing the final terms of the Bonds Allotments
March 19, 2007	End of the over-allotment option exercise period
March 21, 2007	Settlement and delivery of the Bonds Admission of the Bonds to trading on the Eurolist of Euronext Paris

5.1.4 Possibility of reducing the subscription

(a) In relation to the shareholders' priority subscription

During the priority subscription period, the shareholders shall be irrevocably entitled to subscribe (*à titre irréductible*) for Bonds pursuant to the terms and conditions described in paragraph 5.1.3 (a) "Priority subscription period". Subject to the number of allocated Bonds being rounded up, their orders will not be reduced.

(b) In relation to the Institutional Placement and to the French Public Offering

The subscription orders given in relation to the Institutional Placement and the subscription orders in relation to the French Public Offering could be subject to reduction pursuant to, on the one hand, the shareholders' priority subscription results and, on the other hand, to the bookbuilding characteristics (size of the demand, investors category, etc.) and the demand resulting from the French Public Offering. Reductions will be made in accordance with market practice.

5.1.5 Minimum and/or maximum subscription amount

There are no minimum and/or maximum subscription amounts, neither for the shareholders' priority subscription, nor for the institutional investors' subscription in relation to the placement, nor for the public subscription in relation to the French Public Offering.

5.1.6 Terms and conditions of settlement and delivery of shares

The settlement and delivery of the Bonds will take place on the Issue Date, *i.e.* on March 21, 2007.

5.1.7 Publication of results of the Offering

The indicative timetable of the issue and the details as to the publication of the results of the Offering are set out in paragraph 5.1.3(c) "Indicative timetable of the issue".

5.1.8 Exercise of any preferential subscription right

See paragraph 5.1.3(a) "Priority Subscription Period".

5.2 Plan of distribution and allocation of the Bonds

5.2.1 Type of potential investors – Selling restrictions

For the purposes of the priority subscription, the Company's shareholders shall be entitled to subscribe for Bonds in priority, pursuant to the conditions described in paragraph 5.1.3 (a) "Priority subscription period".

In respect of the Institutional Placement and of the French Public Offering, institutional investors shall be entitled to make subscription orders for Bonds in the order book and the public shall be entitled to make subscription orders through their financial intermediaries, pursuant to the conditions described in paragraph 5.1.3 (b) "Institutional Placement and French Public Offering".

The Bonds will be offered:

- in France, to legal entities and individuals (the "**French Public Offering**");
- outside France, in a private placement, in accordance with the respective regulations of each country in which the Bonds are placed, excluding the United States, Australia, Canada and Japan, where no placement may occur (the "**Institutional Placement**").

No specific tranche has been designated for any particular market. The Lead Managers and Bookrunners, in concertation with the Company, will make the allocations of offered Bonds.

The distribution of this prospectus and the offer or sale of the Bonds may, in some countries, be regulated by specific laws. Persons in possession of this prospectus should inform themselves of and comply with local restrictions.

The institutions responsible for the placement of the Bonds will comply with the laws and regulations in force in the countries in which the Bonds are to be offered and, in particular, will comply with the following restrictions.

Selling restrictions relating to EEA States (other than France)

With respect to each Member State of the European Economic Area other than France (a "**Member State**") which has implemented the Directive 2003/71/CE, the "**Prospectus Directive**", no action has been undertaken or will be undertaken to make an offer of any Bonds to the public other than (a) to legal entities which are authorised or regulated to operate in the financial markets or, if not so authorised or regulated, whose corporate purpose is solely to invest in securities; (b) to any legal entity which has two or more of the following criteria: (1) an average number of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000; and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts; or (c) in any other circumstances, not requiring the publication of a prospectus pursuant to Article 3.2 of the Prospectus Directive.

For the purposes of this paragraph, the expression an "**offer to the public of Bonds**" in any given Member State having implemented the Prospectus Directive, means the communication in any form and by any means, of sufficient information on the terms of the Offering and any securities to be offered so as to enable an investor to decide to purchase any securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that member state and the expression "Prospectus Directive" means Directive 2003/71/EC. The expression "offer to the public of Bonds" also includes for the purposes of the present restriction any relevant implementing measure in each given Member State of the EEA.

The EEA selling restriction is in addition to any other selling restrictions set out below.

Selling restrictions relating to the United States

The Bonds and, if applicable, the Company's shares to be issued upon conversion and/or delivered upon exchange of the Bonds have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the "**Securities Act**") and, notwithstanding certain exceptions, will not be offered or sold in the United States.

Accordingly, the Bonds are being offered and sold only outside the United States and as part of offshore transactions to persons other than U.S. persons in reliance on Regulation S under the Securities Act.

Terms used in these paragraphs have the same meaning than the one given in Regulation S of the Securities Act.

Selling restrictions relating to the United Kingdom

Each institution responsible for the placement of the Bonds has represented that:

(a) it has only communicated or caused to be communicated and will only communicate of cause to the communicated any invitation or inducement to engage in investment activity within the meaning of section 21 of the Financial Services and Markets Act 2000 (the "**FSMA**") received by it in connection with the issuance or sale of any Bonds and new or existing shares delivered upon conversion or exchange of the Bonds (together the "**Securities**") in circumstances in which section 21(1) of the FSMA does not apply to the Issuer; and

(b) it has complied and will comply will all applicable provisions of the FSMA with respect to anything done or that will be done by it in relation to the Securities in, from or otherwise involving the United Kingdom.

This prospectus is for distribution only to persons who (i) are outside the United Kingdom, (ii) have professional experience in matters relating to investments falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (iii) are *"high net worth entities"* and

other persons, to whom this prospectus may be legally distributed within the meaning of Article 49(2) (a) to (d) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as "**Qualified Persons**"). The Securities are intended only for Qualified Persons, and no invitation, offer or agreements to subscribe, purchase or otherwise acquire such Securities may be proposed or concluded other than with Qualified Persons. Any person other than a Qualified Person may not act or rely on the prospectus or any provision thereof.

Selling restrictions relating to Italy

The offer of the Bonds has not been registered with the *Commissione Nazionale per le Società e la Borsa* ("**CONSOB**") (the Italian Securities and Exchange Commission) pursuant to Italian securities legislation and, accordingly, the Bonds may not be offered, sold or delivered, nor may copies of this prospectus or of any other document relating to the Bonds be distributed in the Republic of Italy in a solicitation to the public at large (*sollecitazione all'investimento*) within the meaning of Article 1, paragraph 1, letter (t) of Legislative Decree no. 58 of 24 February 1998, unless an exemption applies. Accordingly, in the Republic of Italy, the Bonds: (a) shall only be offered or sold to professional investors (*operatori qualificati*), as defined in Article 31, second paragraph, of CONSOB Regulation No. 11522 of 1 July 1998, as amended and effected in compliance with the terms and procedures provided therein ("**Regulation No. 11522**"); or (b) shall only be offered or sold in circumstances which are exempted from the rules on solicitations of investments pursuant to Article 100 of Legislative Decree No. 58 of 24 February 1998 (the "**Financial Services Act**") and Article 33, first paragraph, of CONSOB Regulation No. 11971 of 14 May 1999, as amended ("**Regulation No. 11971**").

Moreover, and subject to the foregoing, any offer, sale or delivery of the Bonds or distribution of copies of this prospectus or any other document relating to the Bonds in the Republic of Italy under (a) or (b) above must be: (i) made by an investment firm, bank or financial intermediary permitted to conduct such activities in the Republic of Italy in accordance with the Financial Services Act, Legislative Decree No. 385 of 1 September 1993 (the "**Banking Act**"), Regulation No. 11522 and any other applicable laws and regulations; and (ii) in compliance with any other applicable laws and regulations including any relevant limitations which may be imposed by CONSOB or the Bank of Italy.

Insofar as the requirements above are based on laws which are superseded at any time pursuant to the implementation of the EU Directive No 2003/71 (the "Prospectus Directive"), such requirements shall be replaced by the applicable requirements under the Prospectus Directive or the relevant implementing provisions.

Selling restrictions relating to Australia, Canada and Japan

Each institution responsible for the placement of the Bonds has agreed not to offer or sell the Bonds in Australia, Canada or Japan.

5.2.2 Notification to subscribers

Institutional investors who have made subscription orders for Bonds in the context of the Institutional Placement will be informed of their allotment by BNP PARIBAS and CALYON. They will only be notified thereof following the publication by the Company of the pricing press release announcing the final terms of the Bonds.

The Company's shareholders who have made subscription orders for Bonds during the priority subscription period will receive the number of Bonds requested (see paragraphs 5.1.3(a) "Priority Subscription Period" and 5.1.4(a) "Possibility of reducing the subscription- In relation to the shareholders priority subscription").

Individuals who have made subscription orders for Bonds will be informed of their allotment by their financial intermediary.

5.3 Determination of final terms of the Bonds and the Offering

The annual gross yield to maturity of the Bonds (see paragraph 4.1.9 "Annual gross yield to maturity"), the Bonds' issue premium (see paragraph 5.1.2.(b) "Nominal value of the Bonds – Issue Premium – Issue price") and the number of Bonds which may be issued (see paragraph 5.1.2.(c) "Number of Bonds issued") will result from the comparison between the number of securities offered and demand by institutional investors, pursuant to a "bookbuilding" process as developed by market practice. Investors may indicate the issue premium limit up to which and/or the gross annual yield limit below which they do not intend to subscribe.

The determination of the final terms of the Bonds and of the Offering will take place on March 16, 2007 on the basis of the Reference Rate (as defined in paragraph 4.1.9 "Annual gross yield to maturity") and the volume-weighted average trading price of Michelin shares as quoted on the Eurolist of Euronext Paris from the opening of the trading session on March 16, 2007 until 12:00 noon (Paris time). A press release specifying the final terms of the Bonds and of the Offering will be published by the Company.

5.4 Placement and underwriting

5.4.1 Coordination of the Offering

BNP PARIBAS (16, boulevard des Italiens - 75009 Paris) and CALYON (9, quai du Président Paul Doumer 92920 Paris La Défense Cedex) as Lead Managers and Bookrunners, will act as Global Coordinator of the Offer.

5.4.2 Intermediaries responsible for the financial services of the Bonds

The Bonds, being in bearer form, will be recorded in accounts held (*inscrits en compte*) by an authorized financial intermediary.

The centralisation of the financial services in respect of the Bonds (redemption of the Bonds, exercise of the Conversion/Exchange Right, etc.) will be carried out by CACEIS Corporate Trust, 14 rue Rouget de Lisle, 92862 Issy-les-Moulineaux Cedex, France.

5.4.3 Underwriting – Company's undertakings – Stabilisation

(a) Underwriting

The Offering will be underwritten by BNP PARIBAS and CALYON, as to all Bonds included in the initial placement. The underwriting agreement will be signed on the day of the determination of the final terms and conditions of the Bonds, *i.e.* on March 16, 2007. It may be terminated until the completion of the settlement and delivery of the Bonds offered hereunder, scheduled on March 21, 2007, in particular in the case of certain events (such as war, state of emergency, catastrophe, crisis, a financial or economic event) making it impossible to complete or seriously compromising the Offering.

In the event BNP PARIBAS and CALYON terminate the underwriting agreement upon the occurrence of an above-mentioned event, the Offering will be cancelled.

(b) Company's undertakings

As from the execution date of the underwriting agreement and for a period of 180 days following the date of the settlement and delivery of the Bonds, *i.e.* March 21, 2007, the Company has agreed

that it will not, without the prior written consent of BNP PARIBAS and CALYON, which cannot be unreasonably withheld:

(i) issue, offer or transfer any Michelin shares or any securities which give access, directly or indirectly to the Company's share capital (together "**Michelin Securities**") and to ensure that none of Michelin's subsidiaries (as defined by Article L. 233-1 of the French *Code de commerce*) issue, offer or transfer, directly or indirectly any Michelin Securities, it being specified that are excluded from the scope of this sub-paragraph:

- the Bonds, as well as new and existing shares issued or delivered by Michelin upon conversion or exchange of the Bonds;
- shares that may be issued by Michelin upon exercise of stock options already allocated by the Company or to be allocated according to the 17th resolution of the combined shareholders' meeting held on May 12, 2006;
- Michelin shares or Michelin Securities that may be issued or allocated in respect of a partial spin-off (*apport partiel d'actifs*), a merger or a securities exchange offer or an acquisition or any other similar transaction financed in part or in full by Michelin shares or Michelin Securities, but only if the persons receiving Michelin shares or Michelin Securities undertake (except in an exchange offer of securities initiated by Michelin) to comply, for the remaining period of 180 days referred to in the first sentence of the present paragraph, with the provisions of the present paragraph;
- shares that may be issued by Michelin as payment of dividends or interim dividends; and
- shares or Michelin Securities that may be issued during a public tender or exchange offer on the Michelin shares and Michelin Securities.

(ii) enter into any swap transaction or equivalent transaction transferring to a third party, in part or in full, the economic effects of the property of Michelin Securities where the transactions result in a settlement by delivery of Michelin Securities;

(iii) sell any put option or call option relating to Michelin Securities (except if the transaction or agreement is entered into in order to hedge the undertakings of Michelin relating to the above-mentioned stock-option programmes).

(c) Stabilisation – Intervention on the Market

Under the terms of the underwriting agreement entered into by the Company, BNP PARIBAS and CALYON, BNP PARIBAS, acting as stabilisation managers (or any other financial institution acting on its behalf), will have the ability, as from the moment the final terms of the Bonds and the Offering become public, *i.e.* on March 16, 2007, to intervene on any market to effect stabilization transactions on the Bonds and/or shares of the Company, in accordance with the applicable legislation in particular Regulation (EC) 2273/2003 of December 22, 2003.

Such transactions, if they are carried out, may be discontinued at any moment and no later than 30 calendar days from March 21, 2007, in accordance with Article 8.5 of Regulation (EC) 2273/2003 of December 22, 2003. Such interventions may stabilize the trading price of the Bonds and /or of the shares of the Company. Such interventions may also have an effect on the trading price of

Michelin shares and the Bonds and could result in the trading price being higher than the one, which would otherwise prevail.

BNP PARIBAS will be responsible for disclosing information to the public in accordance with Article 631-10 of the AMF General Regulations.

6 ADMISSION TO TRADING AND TERMS AND CONDITIONS OF TRADING

6.1 Admission to trading and terms and conditions of trading

Application will be made for the Bonds to be listed and traded on the Eurolist of Euronext Paris. Listing of the Bonds is expected to take place on March 21, 2007, under ISIN Code FR0010449264.

There are no plans for the Bonds to be listed on any other market.

The conditions for the listing of the Bonds will be set out in a Euronext Paris notice no later than on the first day the Bonds are listed, *i.e.* on March 21, 2007.

6.2 Markets on which securities of the same category are listed

There are no other securities issued by the Company similar to the Bonds.

6.3 Bonds liquidity agreement

No liquidity agreement related to the Bonds has been entered into by the Company or, to the Company knowledge, by any other intermediary (see paragraph 5.4.3 c "Stabilisation – Intervention on the Market").

7 FURTHER INFORMATION

7.1 Advisers connected to the Offering

Not applicable.

7.2 Expert's Report

Not applicable.

7.3 Information in the prospectus from third parties

Not applicable.

7.4 Rating

The Bonds have been rated BBB- and Baa3 respectively by Standard & Poor's and Moody's.

(b) Dividend entitlement and assimilation

New shares issued by the Company following the conversion of the Bonds

The new ordinary shares issued following the conversion of the Bonds will be subject to all provisions of the bylaws and will carry dividend entitlement rights in respect from the first day of the financial year during which the Conversion/Exchange Right is exercised. They will be eligible to receive, in respect of each financial years and subsequent years, with equal nominal value, the same dividend by share as that which could be distributed to the other shares having the same entitlement.

As a consequence, they will be entirely assimilated with such shares as from the payment of the dividend relating to the preceding financial year or, if none was distributed, after the annual shareholders' meeting approving the accounts of such financial year.

Existing shares of the Company delivered upon exchange of the Bonds

The existing ordinary shares delivered upon exchange of the Bonds will be existing ordinary shares carrying current dividend entitlement rights (*i.e.* the right to any dividend paid following delivery of such shares), entirely assimilated to the other existing shares of the Company which will confer to the holders, upon delivery, all of the rights attached to the shares, given that, in the event a dividend payment should occur between the Exercise Date and the date of delivery of the shares, the Bondholders will not be entitled to have this dividend and will not be eligible for any indemnity.

(c) Listing

See paragraph 8.1.7 "Listing of the new or existing shares issued or delivered upon the exercise of the Conversion/Exchange Right".

8.1.2 Applicable law and jurisdiction

8.1.2.1 Applicable law

The existing shares and the new shares were and will be, respectively, issued in accordance with French law.

8.1.2.2 Courts having jurisdiction in the event of a dispute

The courts having jurisdiction in the event of a dispute are those where the registered office of the Company is located when the Company is the defendant and, in other cases, designated according to the nature of the dispute, unless otherwise provided by the French *Nouveau code de procédure civile*.

8.1.3 Nature and form of the shares delivered upon the exercise of the Conversion/Exchange Right

According to the provisions of Article 7 of the bylaws, the existing shares or the new shares issued or delivered upon the exercise of Conversion/Exchange Rights will be in registered form and will be recorded in book-entry account held by the Company.

8.1.4 Currency

The shares will be issued in Euro.

8.1.5 Attached rights, restrictions and methods of exercise of the rights attached to the shares

The existing or new shares issued or delivered upon exercise of Conversion/Exchange Rights shall be governed by the bylaws.

According to the bylaws, the principal rights attached to Michelin shares are detailed in Chapter 5 of the *Document de référence* filed with the AMF on March 2, 2007 under the number D.07-0133.

Voting rights

Except in the cases provided by the law, each shareholder has as many votes as number of shares he holds, with no limitation.

However, the holders (or their agents) of fully paid shares that have been registered since at least four years in the name of the same holder, will have two votes per share, without limitation.

In the event of a capital increase through capitalisation of reserves, earnings or share premiums, double voting rights shall be conferred upon issue to registered share allotted to a shareholder for existing shares on which the shareholder holds this right.

The transfer of shares as a result of inheritance, liquidation of marital property, or *inter-vivos* donation to a spouse or relative entitled to inherit shall not cause to loss of the right acquired and shall not interrupt the time periods above.

The double voting right shall automatically cease on any share that is transferred for any other reason.

The list of shares eligible for the double voting right is determined by the officials of the shareholders' meeting.

If an extraordinary shareholders' meeting decides to modify, or purely and simply eliminate the double voting right so instituted, its decision shall not have to be ratified by a special meeting of the shareholders eligible for such a right.

Preferential subscription right

Under French law, any capital increase through cash contributions entitles existing shareholders to preferential rights to subscribe for new shares in proportion to the amount of existing shares that they hold.

At the general meeting deciding or approving the capital increase, the shareholders can elect, to eliminate the preferential subscription rights in relation to the entire capital increase or a portion of it or to set a time limit for the shareholders to subscribe for new shares. When the shares are issued by way of a public offer without preferential subscription rights, the price of the issue must be set in accordance with Article L.225-136 of the French *Code de commerce*.

Rights of participation to the profits and to the dividends

The managing and non-managing partners shall be allocated a sum equal to 12% of the net earnings for the year, after deduction of any sum included therein which comes from distributions of annual profits or reserves made to their shareholders by *Manufacture Française des Pneumatiques Michelin* and *Compagnie Financière Michelin*.

However, this sum may not exceed 1% of the consolidated net income for the year; the difference, if any, is retained as earnings to be appropriated.

The sum so allocated shall be distributed among the said assignees in the proportions they deem appropriate.

The balance of net earnings plus, if applicable, retained earnings shall constitute the portion allocated to the shares.

From the portion allocated to the shares, the following shall be taken:

1. an optional sum intended, on the managers' recommendation, to create or increase one or more reserve or contingency funds to which, of course, the general partners shall no longer have any right;

2. the sum to be devoted to amortization of capital, in accordance with a resolution of the ordinary shareholders' meeting.

This sum may be immediately distributed or placed in a provisional account which would be distributed at a time to be decided by the shareholders' meeting. This account would bear interest at 5% per year.

The amortized capital shall constitute an amortization fund that shall belong to the shares.

The balance of earnings allocated to the shares, from which all the amounts described above have been taken, shall be distributed to the shares.

The sums placed in reserves may subsequently be distributed or capitalized.

In the event that bonus shares are allotted in a capitalization of reserves funded from earnings from which the above-mentioned statutory allocation to the general partners has not been made, the general partners shall be allotted a number of new shares equal to 12/88ths of the total nominal value of the shares distributed to shareholders divided by the average market value of the share at the opening price on the Eurolist of Euronext for forty trading days preceding the date of the decision approving the said capital increase either by the extraordinary shareholders' meeting or by the managers, with the authority of the extraordinary shareholders' meeting; the excess of the market value defined above over the par value of each share allotted to the general partners shall be allocated to the share premium account.

The dividend allocated to the shares shall be paid pursuant to the resolutions of the annual shareholders' meeting.

For all or part of this dividend, the shareholders' meeting shall have the option, in accordance with legal provisions, to offer each shareholder the choice between a payment in cash or in shares of the Company.

Dividends are payable subject to the legal limit of five years to the benefit of the French State.

Withholding tax on dividends paid to non-French tax residents

Dividends distributed by the Company are in principle subject to a 25% withholding tax, withheld by the paying agent, where the tax domicile or registered office of the beneficiary is located outside France (Article 119 *bis* 2 of the French *Code général des impôts*).

However, this withholding tax may be reduced or even eliminated pursuant to either Article 119 *ter* of the French *Code général des impôts* applicable, under certain conditions, to shareholders that are residents within the European Community, or double tax treaties. The shareholders of the Company should consult their own tax advisors to determine whether such treaty provisions are applicable to their particular situation and which formalities need to be complied with, in particular those set out under the administrative guidelines dated 25 February 2005 (4 J-1-05) regarding the so-called "standard" or "simplified" procedure for the application of the reduced withholding tax rate.

French resident individuals holding their shares as part of their private assets and who do not regularly engage in stock market transactions may be entitled to a refund of the tax credit equal to 115 Euro or 230 Euro attached to dividends paid by a French company and eligible for the rebate, as may be provided for under the tax treaty entered into between France and their country of residency (Inst. 5 I-2-05 dated August 11, 2005, n°107 *et seq.* and Annex 7).

Right to any surplus in the event of a liquidation

At the time the Company is dissolved, the corporate net assets, after payment of liabilities, shall be used to reimburse the shareholders for the capital paid and not amortized.

Any surplus subject to special allocations which may have been approved shall be considered to be a corporate profit. 12% of which shall be distributed to the managing and non-managing general partners, and 88% to shareholders.

Buyback and Conversion clauses

The bylaws do not provide for any buyback or conversion clause.

8.1.6 Resolutions and authorisations governing the delivery of the shares upon the exercise of the right to attribution of shares

See paragraph 4.1.11 "Resolutions and decisions in respect of the issue of the Bonds".

8.1.7 Listing of the new or existing shares issued or delivered upon the exercise of the Conversion/Exchange Right

The new shares issued upon the exercise of Conversion/Exchange Rights will be subject to periodic application to list the shares on compartment A of the Eurolist of Euronext Paris.

They will be traded according to their dividend entitlement date either directly on the same line as the existing shares, or initially, on a secondary quotation line until their assimilation with the existing shares (ISIN code: FR0000121261).

Existing shares delivered upon the exercise of the right to attribution of shares will be immediately traded under the ISIN Code: FR0000121261.

8.1.8 Restriction on the free trading of the shares

The bylaws do not provide for a limitation on the free trading of the shares or shares issued upon the exercise of the right to attribution of shares. One should however refer to paragraph 5.2.1 "Type of potential investors - Selling restrictions" with regard to restrictions applicable to the Offering.

8.1.9 French regulation in relation with public offers

8.1.9.1 Mandatory public offer

Article L.433-3 of the French *Code monétaire et financier* and Articles 234-1 *et seq.* of the AMF General Regulations, regulate the terms and conditions to be fulfilled for mandatory public offers for all securities giving access to Michelin shares.

8.1.9.2 Standing market offer

Article L.433-3 of the French *Code monétaire et financier* and Articles 235-1 *et seq.* of the AMF General Regulations regulate the terms and conditions to be fulfilled for standing market offers (*garantie de cours*), for all securities giving access to Michelin shares.

8.1.9.3 Buyout offers and Squeeze out

Article L.433-4 of the French *Code monétaire et financier* and Articles 236-1 *et seq.*, 237-1 *et seq.* and Articles 237-14 *et seq.* of the AMF General Regulations provide the terms and conditions to be fulfilled for a buyout offer and a squeeze out of minority shareholders.

8.1.10 Recent tender offers

No public tender offer has been initiated by third parties with respect to the Company during the current and previous financial years.

8.1.11 Impact of the conversion or exchange on the shareholder's situation

(a) Impact of the issue and the conversion of the Bonds into new shares on the shareholding of a shareholder holding 1 % of the Company's share capital prior to the issue *(calculation made on the basis of the number of shares comprising the share capital at December 31, 2006, a share price of €76.8374 (volume weighted average price of the Michelin shares recorded on the Eurolist of Euronext Paris from the opening of trading on March 12, 2007 until 12:00 noon (Paris time)) and an issue premium of 35%)* :

	Shareholder's holding in %	
	Non diluted basis	Diluted basis [(1)]
Prior to the issue of the Bonds	1	0.983
After issue and conversion of 5,880,651 Bonds	0.961	0.945
After issue and conversion of 6,748,288 Bonds [(2)]	0.955	0.940

(1) Dilutive instruments are share subscription options granted by the Company which have not yet been exercised.
(2) In the event of exercise in full of the over-allotment option.

(b) Impact of the issue and the conversion/and or exchange of the Bonds into new shares on the shareholders' equity group share for the holder of one Michelin share prior to the issue *(calculation made on the basis of the consolidated shareholders' equity at December 31, 2006, the number of shares comprising the share capital at December 31, 2006, a share price of €76.8374 (volume weighted average price of the Michelin shares recorded on the Eurolist of Euronext Paris from the opening of trading on March 12, 2007 until 12:00 noon (Paris time)) and an issue premium of 35%)* :

	Shareholder's holding in %	
	Non diluted basis	Diluted basis [(1)]
Prior to the issue of the Bonds	32.56	32.76
After issue and conversion of 5,880,651 Bonds	35.36	35.50
After issue and conversion of 6,748,288 Bonds [(2)]	35.75	35.89

(1) Dilutive instruments are share subscription options granted by the Company which have not yet been exercised.
(2) In the event of exercise in full of the over-allotment option.

ANNEX B

Reference document ("*Document de référence*"), dated March 2, 2007

See the Annual Report of
Compagnie Générale des Etablissements Michelin
for the year ended December 31, 2006
(the "2006 Annual Report")
as filed with the Securities and Exchange Commission
under cover of letter dated May 24, 2007
and available on the website of Michelin (www.michelin.com)

REGISTERED OFFICE OF MICHELIN

Compagnie Générale des Établissements Michelin
12, cours Sablon
Clermont-Ferrand (Puy-de-Dôme)
France

LEGAL ADVISERS

As to French law and U.S. law

Linklaters
25, rue de Marignan
75008 Paris
France

STATUTORY AUDITORS OF MICHELIN

PricewaterhouseCoopers Audit
63, rue de Villiers
92200 Neuilly-sur-Seine
France

Corevise
3/5 rue Scheffer
75016 Paris
France

CENTRALIZING AGENT

CACEIS Corporate Trust
14, rue Rouget de Lisle
92862 Issy-les-Moulineaux Cedex 09
France


SEC MAIL
RECEIVED
PROCESSING
AUG - 6 2007
WASH. D.C.
161
SECTION

SEC File #82-3354

Translation of French Text published in the
Bulletin Des Annonces Legales Obligatoires ("BALO") on June 4, 2007

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN
(Michelin et Cie)

Partnership limited by shares with capital of 287,304,636 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme)
855 200 887 R.C.S. Clermont-Ferrand

I. The financial statements of Compagnie Générale des Etablissements Michelin, as published in the *Bulletin Des Annonces Legales Obligatoires* on March 21, 2007, were approved without change at the Joint Shareholders Meeting on May 11, 2007.

The financial statements of Compagnie Générale des Etablissements Michelin were filed with the Clerk of the *Tribunal de Commerce* of Clermont-Ferrand on May 29, 2007.

II. Statutory Auditors' Report

A. Statutory Auditors' Report on the financial statements of Compagnie Générale des Etablissements Michelin for the year ended December 31, 2006. (see attached)

B. Statutory Auditors' Report on the consolidated financial statements of Compagnie Générale des Etablissements Michelin for the year ended December 31, 2006. (see attached)

Statutory Auditors' Report on the financial Statements

Year ended December 31, 2006

This is a free translation into English of the statutory auditors' report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports. This information is presented below the opinion on the financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the statutory financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the statutory financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of Compagnie Générale des Etablissements Michelin

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by the Shareholders, we present to you our report for the Financial Year ended December 31, 2006 on:

- the audit of the accompanying financial statements of Compagnie Générale des Etablissements Michelin,
- the justification of our assessments,
- the specific verifications and information required by law.

These financial statements have been approved by the Managing Partner. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the financial statements give a true and fair view of the Company's financial position and assets and liabilities for the year ended in accordance with the accounting rules and principles applicable in France.

2. Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matter:

- The Company makes an annual evaluation of the inventory value of its shares in subsidiaries and affiliates using the method described in the notes to the financial statements under the section "Accounting policies - Investments".

We have reviewed the approach used by the Company and, on the basis of available information, we verified the fairness of the estimations provided by the Company as at December 31, 2006.

These assessments were made in the context of our audit of the annual financial statements taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

3. Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.

We have no matters to report regarding:

- the fair presentation and the conformity with the financial statements of the information given in the Management Report of your Managing Partner, and in the documents addressed to the Shareholders with respect to the financial position and the financial statements,
- the sincere nature of information provided in the Management Report concerning the statutory allocation, compensation and benefits granted to your Managing Partner, as well as on the commitments taken for his benefit upon entry into, termination or change in functions or subsequently.

As required by the law, we also verified that details of the identity of Shareholders are disclosed in the Managing Partner's Report.

Neuilly-sur-Seine and Paris, February 12, 2007



PricewaterhouseCoopers Audit
Christian MARCELLIN



Corevise
Stéphane MARIE

The Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

Statutory Auditors' Report

on the Consolidated Financial Statements

Year ended December 31, 2006

This is a free translation into English of the statutory auditors' report issued in French and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of Compagnie Générale des Etablissements Michelin

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by the Shareholders, we have audited the accompanying consolidated financial statements of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN for the year ended December 31, 2006.
These financial statements have been approved by the Managing Partner. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the Consolidated Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2006 and of the results of its operations for the year then ended in accordance with IFRS as adopted by the European Union.

2. Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

- Note 2 to the accounts related to the basis of preparation of the consolidated financial statements presents the main assumptions and estimates used by the management, in particular with respect to impairment of non-financial assets and to employee benefits.

We have examined the process applied for the determination by the management of the assumptions used and their implementation, as well as the corresponding information disclosed in the notes to the accounts.

- Note 9 to the accounts "Non-recurring income and expenses" discloses the provisions accounted for in connection with closing of the Kitchener plant in Canada and of ending production operations at the Port-Harcourt tire manufacturing plant in Nigeria.
  As part of our work, we verified that the basis for calculation of these estimates is reasonable.
- Note 18 to the accounts "Deferred tax assets and liabilities" presents deferred tax assets amounting to EUR 947 million.
  As part of our work, we verified that the amount of deferred tax assets stated is recoverable.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

3. Specific verification

We have also verified the information given in the Group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Neuilly-sur-Seine and Paris, February 12, 2007



PricewaterhouseCoopers Audit
Christian MARCELLIN



Corevise
Stéphane MARIE

The Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris